INSTEEL INDUSTRIES


10010014

2009 ANNUAL REPORT

WELDED WIRE REINFORCEMENT

(% OF TOTAL NET SALES: **2009—53%,** 2008—55%, 2007—56%)

Prefabricated reinforcement consisting of high-strength, cold-drawn or cold-rolled wires that are welded into square or rectangular grids according to customer requirements. Wire intersections are electrically resistance-welded by computer controlled continuous automatic welding lines that use pressure and heat to fuse wires in their proper positions. The technology used by Insteel allows for production of sheets and rolls of high-strength reinforcing products with exacting dimensional tolerances.

ENGINEERED STRUCTURAL MESH

Engineered made-to-order product that is used as the primary reinforcement in concrete elements or structures, frequently serving as a replacement for hot-rolled rebar.

PLANT LOCATIONS	CUSTOMER SEGMENTS	END USES
Dayton, Texas Mount Airy, North Carolina	Precast and Prestressed Producers Rebar Fabricators Distributors	Nonresidential Construction

CONCRETE PIPE REINFORCEMENT

Engineered made-to-order product that is used as the primary reinforcement in concrete pipe and box culverts for drainage and sewage systems, water treatment facilities and other related applications.

PLANT LOCATIONS	CUSTOMER SEGMENTS	END USES
Dayton, Texas Mount Airy, North Carolina Wilmington, Delaware	Concrete Pipe and Precast Producers	Nonresidential Construction Residential Construction

STANDARD WELDED WIRE REINFORCEMENT

Secondary reinforcing product that is produced in standard styles for crack control applications in residential and light nonresidential construction, including driveways, sidewalks and a wide range of slab-on-grade applications.

PLANT LOCATIONS	CUSTOMER SEGMENTS	END USES
Dayton, Texas Hickman, Kentucky Mount Airy, North Carolina Wilmington, Delaware	Rebar Fabricators Distributors	Nonresidential Construction Residential Construction

PRESTRESSED CONCRETE STRAND

(% OF TOTAL NET SALES: **2009—47%,** 2008—45%, 2007—44%)

High-strength seven-wire reinforcement consisting of six cold-drawn wires that are continuously wrapped around a center wire forming a strand, which is heat-treated while under tension to impart low relaxation characteristics and increase the working range of the product. PC strand is used to impart compression forces into prestressed concrete elements and structures, which may be either pretensioned or posttensioned. Pretensioned means that the strands are tensioned to their design load and anchored at the ends of a form. After the concrete has been placed and allowed to cure to sufficient strength, the load on the strand is transferred from the external anchors to the cured member, creating compression forces within the element, or "prestressing" it. Posttensioned means that the strands are tensioned after the concrete has been placed and allowed to cure.

PLANT LOCATIONS	CUSTOMER SEGMENTS	END USES
Gallatin, Tennessee Sanderson, Florida	Precast Prestress Producers Posttensioning Suppliers	Nonresidential Construction Residential Construction

We market our products through sales representatives that are our employees and through a sales agent. Our sales force is organized by product line and trained in the technical applications of our products. Our products are sold nationwide as well as into Canada, Mexico, and Central and South America, and delivered primarily by truck, using common or contract carriers.

Financial Highlights

(In thousands, except for per share amounts)	2009	2008	2007
Operating Results:			
Net sales	$230,236	$353,862	$297,806
Gross profit (loss)	(15,093)	86,755	56,061
% of net sales	(6.6%)	24.5%	18.8%
Earnings (loss) from continuing operations	$(20,940)	$ 43,717	$ 24,284
% of net sales	(9.1%)	12.4%	8.2%
Net earnings (loss)	$(22,086)	$ 43,752	$ 24,162
Per Share Data:			
Basic:			
Earnings (loss) from continuing operations	$ (1.20)	$ 2.49	$ 1.34
Net earnings (loss)	(1.27)	2.49	1.33
Diluted:			
Earnings (loss) from continuing operations	(1.20)	2.47	1.33
Net earnings (loss)	(1.27)	2.47	1.32
Cash dividends declared	0.12	0.62	0.12
Returns:			
Return on total capital[1]	(13.2%)	27.9%	18.2%
Return on shareholders' equity[2]	(13.2%)	27.9%	18.2%
Financial Position:			
Cash and cash equivalents	$ 35,102	$ 26,493	$ 8,703
Total assets	182,117	228,220	173,529
Total long-term debt	—	—	—
Shareholders' equity	147,070	169,847	143,850
Cash Flows:			
Net cash provided by operating activities of continuing operations	$ 22,092	$ 36,808	$ 17,065
Capital expenditures	2,377	9,456	17,013
Depreciation and amortization	7,377	7,271	5,711
Repurchases of common stock	—	8,691	—
Cash dividends paid	11,381	2,141	2,176

(1) Earnings from continuing operations/(average total long-term debt + average shareholders' equity).

(2) Earnings from continuing operations/(average shareholders' equity).

Net Sales
(in millions)



$353.9
$297.8
$230.2
2007
2008
2009

Diluted Earnings (Loss) Per Share From Continuing Operations



$2.47
$1.33
$(1.20)
2007
2008
2009

Return on Total Capital[1]



27.9%
18.2%
(13.2%)
2007
2008
2009


D18.9 @ 5"
D20.5 Typ
1-10"
3'
20'
3'
1-10"

Leadership Positions in Attractive Markets

State-of-the-Art Facilities and Manufacturing Capabilities

Financial Strength and Flexibility

Insteel Industries is one of the nation's largest manufacturers of steel wire reinforcing products for concrete construction applications. We manufacture and market prestressed concrete strand ("PC strand") and welded wire reinforcement, including engineered structural mesh, concrete pipe reinforcement and standard welded wire reinforcement. Our products are sold primarily to manufacturers of concrete products that are used in nonresidential construction. Headquartered in Mount Airy, North Carolina, we operate seven manufacturing facilities located in the United States.


57.1875"
57.875"
Typ B & C
ESM Type B
ESM Type C
ESM Type A
2" Typ Clear

Letter to Shareholders

2009 was a year of unprecedented change for nearly all industrial companies, including Insteel following the record financial results that we achieved in 2008. The recessionary conditions in the economy coupled with the ongoing tightness in credit markets spurred a heightened focus on liquidity throughout our supply chain. Demand for our products plummeted through the first nine months of the year as the decline in end use consumption was compounded by dramatic inventory destocking across our customer base. Prices for our primary raw material, hot-rolled steel wire rod, as well as for our concrete reinforcing products, which had surged to record high levels in the prior year, abruptly reversed course, spiraling downward through most of 2009. In our PC strand business, these macro factors were exacerbated by the glut of Chinese imports that had accumulated in various distribution channels towards the end of the prior year, which created substantial downward pressure on shipments and pricing through the first three quarters of 2009.

We responded aggressively to these challenges by realigning our operating schedules with the depressed level of demand, reducing staffing by 16% over the course of the year, ratcheting down our discretionary spending, intensifying our focus on process improvements and closely managing working capital while continuing to meet the expectations of our customers.

FINANCIAL RESULTS

Net sales for 2009 fell 34.9% to $230.2 million from $353.9 million in 2008 on a 29.7% decrease in shipments and a 7.5% decrease in average selling prices. We incurred a loss from continuing operations of $20.9 million ($1.20 per diluted share), which included a pre-tax charge of $25.9 million ($16.6 million after-tax or $0.96 per share) for inventory write-downs to reduce the carrying value of inventory to the lower of cost or market resulting from the decline in selling prices. In comparison, earnings from continuing operations were $43.7 million ($2.47 per diluted share) in 2008. On a positive note, we returned to profitability in our fourth fiscal quarter following three consecutive quarterly losses.

Despite the loss, operating activities generated $22.1 million of cash in 2009, which was primarily used to pay $11.5 million of dividends, fund $2.4 million of capital expenditures and increase our cash balance by $8.6 million. We ended the year with a debt-free balance sheet and $35.1 million of cash. In connection with the loss that was incurred for the year, we also have an estimated tax refund of $13.0 million that we expect to receive during 2010, which will further strengthen our financial position.

PC STRAND TRADE CASES

In May 2009, Insteel together with two other U.S. producers of PC strand filed antidumping and countervailing duty petitions, alleging that imports of PC strand from China were injuring the domestic PC strand industry. The trade cases were in response to a surge in imports in recent years that resulted in Chinese producers representing 92% of total PC strand imports entering the U.S. in 2008 and capturing 41% of the domestic market. We believe that these extraordinary results were achieved through commercial practices that are

While the short-term environment is formidable, we remain confident about our long-term prospects. We will continue to focus on generating returns that exceed our cost of capital by: (1) maintaining and building upon our market leadership positions; (2) operating as the lowest cost producer; and (3) pursuing growth opportunities in our core businesses that further our penetration of existing markets or expand our geographic footprint.

inconsistent with U.S. trade law rather than by exploiting any legitimate strategic or cost advantage. The pricing tactics employed by the Chinese to undersell domestic producers have severely impacted Insteel's shipping volumes and selling prices, resulting in significant margin erosion. On a level playing field, we are confident that our manufacturing costs for PC strand compare favorably with any other producer, domestic or foreign.

The trade cases allege that imports of PC strand from China were being "dumped" or sold in the U.S. at less than fair value and that subsidies were being provided to Chinese PC strand producers by the Chinese government. The alleged dumping margins range from 140% to 315%, with an average margin of 223%. Fortunately, we have already benefited from the trade cases as Chinese producers have practically abandoned the U.S. market while they run their course, providing us an opportunity to restore our participation with customers that had been relying heavily on Chinese sources of supply. The entire investigative process is anticipated to take approximately one year, with the final determinations of injury, dumping and subsidies expected to occur in mid-2010.

LOOKING AHEAD

As we move into 2010, our level of visibility remains limited in view of the ongoing uncertainty regarding future economic conditions, the relative availability of financing in the credit markets, and the timing and magnitude of the infrastructure-related funding provided for under the American Recovery and Reinvestment Act ("ARRA") and the next federal highway funding authorization. The seasonal downturn that we typically experience during our first and second fiscal quarters is likely to be exacerbated by the actions taken by certain of our competitors and customers to minimize inventories. We expect market conditions to remain challenging for the near-term, particularly in the commercial construction sector, where backlogs have eroded due to the drop-off in new projects. Although the infrastructure spending provided for under ARRA is expected to ramp up during 2010 and 2011, the extent to which it offsets the anticipated decline in other categories of nonresidential construction is unknown at this time. In the residential construction sector, we expect that market conditions will remain weak, but gradually improve over the course of the year.

Following the extended downturn that occurred during 2009, wire rod prices appear to have leveled out and are expected to be influenced by changes in steel scrap prices in the coming months. The closures of two



U.S. rod mills in July and September 2009 that represented over 20% of total domestic capacity could potentially tighten availability and drive prices higher as market conditions improve, particularly if imports remain at reduced levels. However, the impact of the plant closures has been minimal up to this point due to the depressed level of demand.

Insteel has weathered difficult times in the past. While the short-term environment is formidable, we remain confident about our long-term prospects. We will continue to focus on generating returns that exceed our cost of capital by: (1) maintaining and building upon our market leadership positions; (2) operating as the lowest cost producer; and (3) pursuing growth opportunities in our core businesses that further our penetration of existing markets or expand our geographic footprint.

Insteel's strength and stability lie in our commitment to operating the Company as efficiently and effectively as possible. Our highly skilled workforce is dedicated to finding new ways to best meet our customers' requirements by improving efficiencies, reducing costs and right-sizing our business on a continuous basis. Following the completion of our three-year $45.4 million capital investment program in 2008, we believe that our state-of-the-art facilities and manufacturing capabilities are unsurpassed in our industry. We anticipate gradually increasing contributions from these investments in the form of reduced operating costs and additional capacity to satisfy future growth in demand. Finally, our strong balance sheet and financial flexibility position us to capitalize on any attractive growth opportunities that may arise in this difficult environment.

As we navigate our way through this challenging period, we wish to thank our employees, customers and shareholders for their continued trust, confidence and support.

Sincerely,

H.O. Woltz III
Chairman, President and Chief Executive Officer

Leadership Positions in Attractive Markets

Insteel is the largest manufacturer of welded wire reinforcement and PC strand in the United States. We are also the only domestic producer that manufactures both of these products, which are used in combination for a broad range of concrete reinforcing applications. Our strategically located facilities place us in close proximity to our customers and provide us with a national presence—a significant advantage relative to single location producers.

We sell into attractive markets that offer considerable growth potential and a diverse customer base with minimal concentration. Demographic trends and the ongoing deterioration in our nation's infrastructure are expected to spur long-term growth in construction spending and demand for our



Precast/prestressed and posttensioned concrete technologies, which rely on PC strand, are being used in the construction of Hoover Dam Bypass, which will be the longest single-arch concrete crossing in North America, spanning the Colorado River between Nevada and Arizona.

products. In addition, concrete continues to gain market share in the construction sector relative to competing building materials due to its lower life cycle cost and superior performance with respect to durability and safety.

Engineered structural mesh ("ESM") is undergoing a similar growth dynamic as it has gradually penetrated the rebar market where it can serve as a higher strength, less labor intensive and lower cost reinforcing solution for many applications. We have found that as rebar users initially convert projects to ESM and experience first-hand the advantages that it offers, they tend to become repeat ESM customers going forward. As market conditions improve, we plan on pursuing additional investments in ESM to capitalize on the growing acceptance for the product.



State-of-the-Art Facilities and Manufacturing Capabilities

Given the highly competitive nature of our markets, a key element of our business strategy is to operate as the lowest cost producer. From 2006 to 2008, we invested $45.4 million in our facilities, adding two new ESM production lines, reconfiguring and expanding our two PC strand facilities, and upgrading and expanding our standard welded wire reinforcement operations. These projects provide dual benefits in the form of operating cost reductions together with additional capacity that can be ramped up as market conditions improve. Although the unprecedented collapse in demand that we experienced over the past year has negated any contribution from the incremental capacity that was added, we have achieved sizable improvements in efficiencies and productivity as we have shifted volume over to the new equipment. These improvements are largely a result of the



The long span beams used in highway construction are frequently reinforced with both PC strand and ESM.

technological advancements in equipment that have occurred in recent years, particularly for the production of ESM, and have favorably impacted our unit conversion costs.

Our world-class manufacturing facilities are supported by a sophisticated information systems infrastructure that provides us with real-time data on our business processes and a broad range of performance metrics and decision-support tools. Through the sizable investments that we have made, we believe that our state-of-the-art facilities and systems infrastructure are second-to-none in our industry, placing us in a strong competitive position across all our product lines.


Box culverts, which are used for water drainage applications, are typically reinforced with ESM.

Financial Strength and Flexibility

We are committed to preserving a capital structure that provides us with the flexibility to pursue future growth opportunities while maintaining sufficient liquidity to withstand economic or cyclical downturns and the inherent volatility in our working capital requirements. Despite the recessionary conditions in our markets over the past year, we ended fiscal 2009 with a debt-free balance sheet and $35.1 million of cash. Our strong balance sheet and flexible capital structure allow us to create value for our shareholders through capital expenditures, acquisitions, regular quarterly cash dividends and the repurchase of shares on an opportunistic basis.

A recent study indicated that more than 25% of the bridges in the U.S. are estimated to be either structurally deficient or functionally obsolete. The eventual upgrading and replacement of these structures together with the ongoing construction of new bridges to alleviate the growing congestion on our roadways should favorably impact demand for Insteel's concrete reinforcing products in the coming years.

We believe the ongoing weakness in business conditions and tightness in the credit markets could serve as a catalyst for potential acquisition candidates to become available at attractive valuations. There may be growth opportunities in our core welded wire reinforcement and PC strand businesses that further our penetration of the markets that we currently serve or expand our geographic footprint. Such opportunities would offer substantial synergies and value-creation potential, typically in the form of operating cost reductions through improved efficiencies and the elimination of redundant expenses, reduced freight costs and additional purchasing leverage. Our primary focus, however, is to maintain our strong financial position, and we will be disciplined in pursuing any growth opportunities to ensure that the anticipated returns meet the expectations of our shareholders.



Contents

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." When used in this report, the words "believes," "anticipates," "expects," "estimates," "intends," "may," "should" and similar expressions are intended to identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, they are subject to a number of risks and uncertainties, and we can provide no assurances that such plans, intentions or expectations will be achieved. Many of these risks and uncertainties are discussed in detail in our periodic and other reports and statements that we file with the U.S. Securities and Exchange Commission (the "SEC"), in particular in our Annual Report on Form 10-K for the year ended October 3, 2009. You should carefully review these risks and uncertainties.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. All forward-looking statements speak only to the respective dates on which such statements are made and we do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

It is not possible to anticipate and list all risks and uncertainties that may affect our future operations or financial performance; however, they would include, but are not limited to, the following: general economic and competitive conditions in the markets in which we operate; credit market conditions and the impact of the measures that have been taken by the federal government on the relative availability of financing for us, our customers and the construction industry as a whole; the timing and magnitude of the impact of the additional federal infrastructure-related funding provided for under the American Recovery and Reinvestment Act; the anticipated reduction in spending for nonresidential construction, particularly commercial construction, and the impact on demand for our concrete reinforcing products; the severity and duration of the downturn in residential construction activity and the impact on those portions of our business that are correlated with the housing sector; the cyclical nature of the steel and building material industries; fluctuations in the cost and availability of our primary raw material, hot-rolled steel wire rod, from domestic and foreign suppliers; our ability to raise selling prices in order to recover increases in wire rod costs; changes in United States or foreign trade policy affecting imports or exports of steel wire rod or our products, including the outcome of the trade cases that have been filed by domestic producers of prestressed concrete strand ("PC strand") regarding imports of PC strand from China; unanticipated changes in customer demand, order patterns or inventory levels; the impact of weak demand and reduced capacity utilization levels on our unit manufacturing costs; our ability to further develop the market for engineered structural mesh ("ESM") and expand our shipments of ESM; the actual net proceeds realized and closure costs incurred in connection with our exit from the industrial wire business; legal, environmental or regulatory developments that significantly impact our operating costs; unanticipated plant outages, equipment failures or labor difficulties; continued escalation in certain of our operating costs; and the "Risk Factors" discussed in our Annual Report on Form 10-K for the year ended October 3, 2009.


INSTEEL
INDUSTRIES
2009 FINANCIAL REVIEW

OVERVIEW

Following our exit from the industrial wire business (see Note 8 to the consolidated financial statements), our operations are entirely focused on the manufacture and marketing of concrete reinforcing products for the concrete construction industry. The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented. Our business strategy is focused on: (1) achieving leadership positions in our markets; (2) operating as the lowest cost producer; and (3) pursuing growth opportunities within our core businesses that further our penetration of current markets served or expand our geographic reach.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Our discussion and analysis of our financial condition and results of operations are based on these financial statements. The preparation of our financial statements requires the application of these accounting principles in addition to certain estimates and judgments based on current available information, actuarial estimates, historical results and other assumptions believed to be reasonable. Actual results could differ from these estimates.

Following is a discussion of our most critical accounting policies, which are those that are both important to the depiction of our financial condition and results of operations and that require judgments, assumptions and estimates.

Revenue recognition. We recognize revenue from product sales in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition when products are shipped and risk of loss and title has passed to the customer. Sales taxes collected from customers are recorded on a net basis and as such, are excluded from revenue.

Concentration of credit risk. Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We are exposed to credit risk in the event of default by institutions in which our cash and cash equivalents are held and by customers to the extent of the amounts recorded on the balance sheet. We invest excess cash primarily in money market funds, which are highly liquid securities that bear minimal risk. Our cash is concentrated primarily at one financial institution, which at times exceeds federally insured limits.

Most of our accounts receivable are due from customers that are located in the U.S. and we generally require no collateral depending upon the creditworthiness of the account. We utilize credit insurance on certain accounts receivable due from customers located outside of the U.S. We provide an allowance for doubtful accounts based upon our assessment of the credit risk of specific customers, historical trends and other information. There is no disproportionate concentration of credit risk.

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments on outstanding balances owed to us. Significant management judgments and estimates are used in establishing the allowances. These judgments and estimates consider such factors as customers' financial position, cash flows and payment history as well as current and expected business conditions. It is reasonably likely that actual collections will differ from our estimates, which may result in increases or decreases in the allowances. Adjustments to the allowances may also be required if there are significant changes in the financial condition of our customers.

Inventory valuation. We periodically evaluate the carrying value of our inventory. This evaluation includes assessing the adequacy of allowances to cover losses in the normal course of operations, providing for excess and obsolete inventory, and ensuring that inventory is valued at the lower of cost or estimated net realizable value. Our evaluation considers such factors as the cost of inventory, future demand, our historical experience and market conditions. In assessing the realization of inventory values, we are required to make judgments and estimates regarding future market conditions. Because of the subjective nature of these judgments and estimates, it is reasonably likely that actual outcomes will differ from our estimates. Adjustments to these reserves may be required if actual market conditions for our products are substantially different than the assumptions underlying our estimates.

Self-insurance. We are self-insured for certain losses relating to medical and workers' compensation claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed by the insurance industry and historical experience. These estimates are subject to a high degree of variability based upon future inflation rates, litigation trends, changes in benefit levels and claim settlement patterns. Because of uncertainties related to these factors as well as the possibility of changes in the underlying facts and circumstances, future adjustments to these reserves may be required.

Litigation. From time to time, we may be involved in claims, lawsuits and other proceedings. Such matters involve uncertainty as to the eventual outcomes and the potential losses that we may ultimately incur. We record expenses for litigation when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We estimate the probability of such losses based on the advice of legal counsel, the outcome of similar litigation, the status of the lawsuits and other factors. Due to the numerous factors that enter into these judgments and assumptions, it is reasonably likely that actual outcomes will differ from our estimates. We monitor our potential exposure to these contingencies on a regular basis and may adjust our estimates as additional information becomes available or as there are significant developments.

Assumptions for employee benefit plans. We account for our defined employee benefit plans, the Insteel Wire Products Company Retirement Income Plan for Hourly Employees, Wilmington, Delaware (the "Delaware Plan") and the supplemental employee retirement plans (each, a "SERP") in accordance with FASB ASC Topic 715, Compensation—Retirement Benefits. Under the provisions of ASC Topic 715, we recognize net periodic pension costs and value pension assets or liabilities based on certain actuarial assumptions, principally the assumed discount rate and the assumed long-term rate of return on plan assets.

The discount rates we utilize for determining net periodic pension costs and the related benefit obligations for our plans are based, in part, on current interest rates earned on long-term bonds that receive one of the two highest ratings assigned by recognized rating agencies. Our discount rate assumptions are adjusted as of each valuation date to reflect current interest rates on such long-term bonds. The discount rates are used to determine the actuarial present value of the benefit obligations as of the valuation date as well as the interest component of the net periodic pension cost for the following year. The discount rate for the Delaware Plan was 5.5%, 7.0% and 6.5% for 2009, 2008 and 2007, respectively. The discount rate for the SERPs was 5.5%, 7.0% and 6.25% for 2009, 2008 and 2007, respectively.

The assumed long-term rate of return on plan assets for the Delaware Plan represents the estimated average rate of return expected to be earned on the funds invested or to be invested in the plan's assets to fund the benefit payments inherent in the projected benefit obligations. Unlike the discount rate, which is adjusted each year based on changes in current long-term interest rates, the assumed long-term rate of return on plan assets will not necessarily change based upon the actual short-term performance of the plan assets in any given year. The amount of net periodic pension cost that is recorded each year is based on the assumed long-term rate of return on plan assets for the plan and the actual fair value of the plan assets as of the beginning of the year. We regularly review our actual asset allocation and, when appropriate, rebalance the investments in the plan to more accurately reflect the targeted allocation.

For 2009, 2008 and 2007, the assumed long-term rate of return utilized for plan assets of the Delaware Plan was 8%. We currently expect to use the same assumed rate for the long-term return on plan assets in 2010. In determining the appropriateness of this assumption, we considered the historical rate of return of the plan assets, the current and projected asset mix, our investment objectives and information provided by our third-party investment advisors.

The projected benefit obligations and net periodic pension cost for the Delaware Plan are based in part on expected increases in future compensation levels. Our assumption for the expected increase in future compensation levels is based upon our average historical experience and management's intentions regarding future compensation increases, which generally approximates average long-term inflation rates.

Assumed discount rates and rates of return on plan assets are reevaluated annually. Changes in these assumptions can result in the recognition of materially different pension costs over different periods and materially different asset and liability amounts in our consolidated financial statements. A reduction in the assumed discount rate generally results in an actuarial loss, as the actuarially-determined present value of estimated future benefit payments will increase. Conversely, an increase in the assumed discount rate generally results in an actuarial gain. In addition, an actual return on plan assets for a given year that is greater than the assumed return on plan assets results in an actuarial gain, while an actual return on plan assets that is less than the assumed return results in an actuarial loss. Other actual outcomes that differ from previous assumptions, such as individuals living longer or shorter lives than assumed in the mortality tables that are also used to determine the actuarially-determined present value of estimated future benefit payments, changes in such mortality tables themselves or plan amendments will also result in actuarial losses or gains. Under GAAP, actuarial gains and losses are deferred and amortized into income over future periods based upon the expected average remaining service life of the active plan participants (for plans for which benefits are still being earned by active employees) or the average remaining life expectancy of the inactive participants (for plans for which benefits are not still being earned by active employees). However, any actuarial gains generated in future periods reduce the negative amortization effect of any cumulative unamortized actuarial losses, while any actuarial losses generated in future periods reduce the favorable amortization effect of any cumulative unamortized actuarial gains.

The amounts recognized as net periodic pension cost and as pension assets or liabilities are based upon the actuarial assumptions discussed above. We believe that all of the actuarial assumptions used for determining the net periodic pension costs and pension assets or liabilities related to the Delaware Plan are reasonable and appropriate. The funding requirements for the Delaware Plan are based upon applicable regulations, and will generally differ from the amount of pension cost recognized under ASC Topic 715 for financial reporting purposes. No contributions were required to be made to the Delaware Plan during 2009, 2008 and 2007.

We currently expect to record net periodic pension costs totaling $199,600 during 2010, although we do not expect any cash contributions to the Delaware Plan will be required during the year. Contributions to the SERPs are expected to total $155,000 during 2010, matching the required benefit payments.

A 0.25% decrease in the assumed discount rate for the Delaware Plan would have increased our projected and accumulated benefit obligations as of October 3, 2009 by approximately $90,200 and the expected net periodic pension cost for 2010 by approximately $3,400. A 0.25% decrease in the assumed discount rate for our SERPs would have increased our projected and accumulated benefit obligations as of October 3, 2009 by approximately $182,000 and $137,000, respectively, and increased the net periodic pension cost for 2010 by approximately $16,000.

A 0.25% decrease in the assumed long-term rate of return on plan assets for the Delaware Plan would have increased the expected net periodic pension cost for 2010 by approximately $7,100.

RECENT ACCOUNTING PRONOUNCEMENTS

Current Adoptions

In June 2009, FASB issued Accounting Standards Update (ASU) No. 2009-01, the FASB Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("ASU 2009-01"). This update established the Codification as the source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. As the Codification was not intended to change or alter existing GAAP, the adoption of ASU 2009-01 did not have an impact on our consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value ("ASU 2009-05"). This update provides amendments to ASC Topic 820, Fair Value Measurement and Disclosure, for the fair value measurement of liabilities. The purpose of this amendment is to reduce ambiguity in financial reporting when measuring the fair value of liabilities. The adoption of ASU 2009-05 did not have an impact on our consolidated financial statements.

Future Adoptions

In December 2007, the FASB amended certain provisions of ASU Topic 805, Business Combinations (previously reported as Statement of Financial Accounting Standards "SFAS" No. 141R, "Business Combinations"). This amendment requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose all of the information required to evaluate and understand the nature and financial effect of the business combination. This amendment is effective for acquisition dates on or after the beginning of the first annual reporting period beginning after December 15, 2008 and is not expected to have a material effect on our consolidated financial statements to the extent that we do not enter into business combinations subsequent to adoption.

In December 2007, the FASB amended certain provisions of ASU Topic 810, Consolidation (previously reported as SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements"). This amendment establishes accounting and reporting standards for non-controlling interests in subsidiaries and for the deconsolidation of subsidiaries. This amendment also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This amendment is effective for fiscal years beginning after December 15, 2008 and is not expected to have a material effect on our consolidated financial statements to the extent that we do not obtain any minority interests in subsidiaries subsequent to adoption.

In June 2008, the FASB amended certain provisions of ASU Topic 260, Earnings per Share (previously reported as FASB Staff Position "FSP" Emerging Issues Task Force "EITF" No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities"). This amendment requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This amendment is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years, and requires that all prior period earnings per share data presented (including interim financial statements, summaries of earnings and selected financial data) be adjusted retrospectively to conform to its provisions. We are currently evaluating the impact, if any, that the adoption of this amendment will have on our consolidated financial statements.

In December 2008, the FASB amended certain provisions of ASU Topic 715, Compensation—Retirement Benefits (previously reported as FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets"). This amendment requires objective disclosures about postretirement benefit plan assets including investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. This amendment is effective, on a prospective basis, for fiscal years ending after December 15, 2009. We are currently evaluating the impact, if any, that the adoption of this amendment will have on our consolidated financial statements.

RESULTS OF OPERATIONS

Statements of Operations—Selected Data

	Year Ended				
(Dollars in thousands)	October 3, 2009	Change	September 27, 2008	Change	September 29, 2007
Net sales	$230,236	(34.9%)	$353,862	18.8%	$297,806
Gross profit (loss)	(15,093)	(117.4%)	86,755	54.8%	56,061
Percentage of net sales	(6.6%)		24.5%		18.8%
Selling, general and administrative expense	$ 17,243	(7.4%)	$ 18,623	5.9%	$ 17,583
Percentage of net sales	7.5%		5.3%		5.9%
Other expense (income), net	(135)	N/M	85	N/M	4
Interest expense	641	7.9%	594	0.3%	592
Interest income	(144)	(80.0%)	(721)	73.7%	(415)
Effective income tax rate	36.0%		35.9%		36.6%
Earnings (loss) from continuing operations	$ (20,940)	(147.9%)	$ 43,717	80.0%	$ 24,284
Earnings (loss) from discontinued operations	(1,146)	N/M	35	N/M	(122)
Net earnings (loss)	(22,086)	(150.5%)	43,752	81.1%	24,162

"N/M" = not meaningful

2009 COMPARED WITH 2008

Net Sales

Net sales decreased 34.9% to $230.2 million in 2009 from $353.9 million in 2008. Shipments for the year decreased 29.7% while average selling prices declined 7.5% from the prior year levels. The reduction in shipments was primarily due to the general economic downturn, the tightening in credit markets and the surge in low-priced imports of PC strand during 2008, which resulted in customer inventory destocking through most of the year. The decline in average selling prices was driven by the collapse in steel prices that occurred through most of the current year together with weakening demand following the unprecedented escalation in raw material costs and selling prices that occurred during the prior year.

Gross Profit (Loss)

The gross loss for 2009 was $15.1 million, or 6.6% of net sales compared to gross profit of $86.8 million, or 24.5% of net sales in 2008. The gross loss for the year reflects a pre-tax charge of $25.9 million for inventory write-downs to reduce the carrying value of inventory to the lower of cost or market resulting from the decline in selling prices for certain products during the year relative to higher raw material costs under the first-in, first-out ("FIFO") method of accounting. The gross loss for the current year also reflects the unfavorable impact of the reductions in shipments and selling prices, the consumption of higher cost inventory that was purchased prior to the recent collapse in steel prices and the escalation in unit conversion costs resulting from reduced operating schedules at our manufacturing facilities.

Selling, General and Administrative Expense

Selling, general and administrative expense ("SG&A expense") decreased 7.4% to $17.2 million, or 7.5% of net sales in 2009 from $18.6 million, or 5.3% of net sales in 2008 primarily due to reductions in employee incentive plan expense ($2.6 million), supplemental employee retirement plan expense ($246,000), travel expense ($201,000) and bad debt expense ($139,000). The reduction in employee incentive plan expense was related to the decline in our financial performance during the current year. The reduction in travel expense was primarily due to the implementation of various cost reduction measures. These reductions were partially offset by the net gain on a life insurance settlement in the prior year ($661,000), and increases in stock-based compensation expense ($375,000), legal expense ($257,000), employee benefit costs ($231,000) and consulting expense ($138,000). The increase in legal expense was primarily associated with the trade cases that have been filed regarding imports of PC strand from China. The increase in employee benefit expense was largely due to higher employee medical costs.

Interest Expense

Interest expense for 2009 increased $47,000, or 7.9% to $641,000 from $594,000 in 2008 primarily due to higher average outstanding balances on the revolving credit facility in the current year.

Interest Income

Interest income for 2009 decreased $577,000, or 80.0%, to $144,000 from $721,000 in 2008 primarily due to lower rates of return on cash investments in the current year.

Income Taxes

Our effective income tax rate for 2009 was relatively flat at 36.0% compared with 35.9% in 2008.

Earnings (Loss) From Continuing Operations

The loss from continuing operations for 2009 was $20.9 million ($1.20 per share) compared with earnings from continuing operations of $43.7 million ($2.47 per diluted share) in 2008 due to the decreases in net sales and gross profit.

Earnings (Loss) From Discontinued Operations

The loss from discontinued operations for 2009 was $1.1 million ($0.07 per share) compared with earnings of $35,000 in 2008, which had no effect on earnings per share. The current year loss is primarily due to a pre-tax impairment charge of $1.8 million ($1.1 million or $0.06 per share after-tax) to write down the carrying value of the real estate held for sale associated with the industrial wire business, which we exited in 2006. The earnings in 2008 resulted from escrow payments we received that were forfeited by a prospective buyer of the industrial wire facility.

Net Earnings (Loss)

The net loss for 2009 was $22.1 million ($1.27 per share) compared to net earnings of $43.8 million ($2.47 per diluted share) in 2008 primarily due to the decreases in net sales and gross profit.

2008 COMPARED WITH 2007

Net Sales

Net sales increased 18.8% to $353.9 million in 2008 from $297.8 million in 2007. Average selling prices for the year increased 28.7% while shipments decreased 7.7% from the prior year levels. The increase in average selling prices was driven by price increases that were implemented during the year to recover the unprecedented escalation in our raw material costs. The reduction in shipments was primarily due to the continuation of weak demand from customers that have been negatively impacted by the downturn in residential construction activity.

Gross Profit

Gross profit increased 54.8% to $86.8 million, or 24.5% of net sales in 2008 from $56.1 million, or 18.8% of net sales in 2007 primarily due to higher spreads between average selling prices and raw material costs, which more than offset lower shipments and higher unit conversion costs. The widening in spreads during the current year was primarily driven by the price increases that were implemented together with the consumption of lower cost inventory under the first-in, first-out ("FIFO") method of accounting.

Selling, General and Administrative Expense

Selling, general and administrative expense ("SG&A expense") increased 5.9% to $18.6 million, or 5.3% of net sales in 2008 from $17.6 million, or 5.9% of net sales in 2007 primarily due to increases in employee benefit costs ($812,000), bad debt expense ($630,000), compensation expense ($370,000) and supplemental employee retirement plan expense ($291,000), which were partially offset by the net gain on life insurance settlements ($661,000) and decreases in consulting expense ($204,000), travel expense ($167,000) and legal fees ($79,000).

Interest Expense

Interest expense for 2008 was relatively flat at $594,000 compared to $592,000 in 2007, primarily consisting of non-cash amortization expense associated with capitalized financing costs.

Interest Income

Interest income for 2008 increased $306,000, or 73.7%, to $721,000 from $415,000 in 2007 primarily due to higher average cash balances.

Income Taxes

Our effective income tax rate decreased to 35.9% in 2008 from 36.6% in 2007 due to an increase in permanent differences resulting from higher tax credits attributable to domestic production activities and nontaxable proceeds associated with life insurance settlements.

Earnings From Continuing Operations

Earnings from continuing operations for 2008 increased to $43.7 million ($2.47 per diluted share) compared to $24.3 million ($1.33 per diluted share) in 2007 primarily due to the increases in sales and gross profit which more than offset the increase in SG&A expense.

Earnings (Loss) From Discontinued Operations

Earnings from discontinued operations for 2008 were $35,000, which had no effect on earnings per share, compared with a loss of $122,000 ($0.01 per share) in 2007. The earnings in 2008 resulted from escrow payments we received that were forfeited by a prospective buyer of our Fredericksburg, Virginia manufacturing facility, which we had closed in 2006 in connection with our exit from the industrial wire business.

Net Earnings

Net earnings for 2008 increased to $43.8 million ($2.47 per diluted share) compared to $24.2 million ($1.32 per diluted share) in 2007 primarily due to the increases in sales and gross profit which more than offset the increase in SG&A expense.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Data

	Year Ended		
(Dollars in thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Net cash provided by operating activities of continuing operations	$ 22,092	$ 36,808	$ 17,065
Net cash used for investing activities of continuing operations	(2,166)	(8,249)	(17,062)
Net cash used for financing activities of continuing operations	(11,347)	(10,710)	(1,842)
Net cash provided by (used for) operating activities of discontinued operations	30	(59)	(147)
Working capital	82,252	97,566	70,697
Total long-term debt	—	—	—
Percentage of total capital	—	—	—
Shareholders' equity	$147,070	$169,847	$143,850
Percentage of total capital	100%	100%	100%
Total capital (total long-term debt + shareholders' equity)	$147,070	$169,847	$143,850

CASH FLOW ANALYSIS

Operating activities of continuing operations provided $22.1 million of cash during 2009 compared to $36.8 million in 2008 and $17.1 million in 2007. The year-over-year change in 2009 was primarily due to the loss that was incurred in the current year, which was partially offset by the cash provided by the net working capital components of accounts receivable, inventories, and accounts payable and accrued expenses. The current year loss reflects a pre-tax charge of $25.9 million for inventory write-downs. Net working capital provided $20.3 million of cash in the current year largely due to the $28.3 million decrease in accounts receivable resulting from the reductions in shipments and selling prices, and the $6.7 million decrease in inventories (excluding the impact of the inventory write-downs) resulting from our inventory reduction initiatives. These decreases were partially offset by the $14.8 million decrease in accounts payable and accrued expenses that was primarily due to the payment of $10.9 million of accrued income taxes payable and lower raw material purchases. In addition to these changes in working capital, the $14.2 million of other changes in assets and liabilities in the current year includes $13.0 million of estimated income taxes receivable that were recorded in prepaid expenses and other resulting from the current year loss. Net working capital used $20.2 million and $14.6 million in 2008 and 2007, respectively. The cash used by working capital in 2008 was due to the $23.8 million increase in inventories and the $15.1 million increase in accounts receivable resulting from the escalation in raw material costs and selling prices, which were partially offset by an $18.7 million increase in accounts payable and accrued expenses largely related to higher raw material purchases. The cash used by working capital in 2007 was primarily due to the $17.0 million decrease in accounts payable and accrued expenses resulting from the sharp reduction in raw material purchases together with changes in the mix of vendor payments. Additionally, depreciation and amortization expense increased $1.6 million from 2007 to 2008 as a result of the elevated level of capital expenditures and related asset additions. As the impact and duration of the current economic slowdown become clearer, we may make additional adjustments in our operating activities, which could materially impact our cash requirements. While an economic slowdown adversely affects sales to our customers, it generally reduces our working capital requirements.

Investing activities used $2.2 million of cash during 2009 compared to $8.2 million during 2008 and $17.1 million in 2007. Capital expenditures amounted to $2.4 million, $9.5 million and $17.0 million in 2009, 2008 and 2007, respectively, with the higher levels in the prior years primarily related to the expansion and upgrading of our manufacturing facilities. Capital expenditures are expected to total less than $5.0 million for fiscal 2010. Current year investing activities also include $413,000 of proceeds from the surrender of life insurance policies compared to $170,000 in the prior year and a $215,000 increase in the cash surrender value of life insurance policies resulting from the increase in the value of the underlying investments compared to $190,000 in 2008 and $639,000 in 2007. Investing activities in 2008 also include $1.1 million of proceeds from claims on life insurance policies. Investing activities are largely discretionary and future outlays could be reduced significantly or eliminated should economic conditions warrant.

Financing activities used $11.3 million of cash during 2009 compared to $10.7 million and $1.8 million during 2008 and 2007, respectively. During the current year, $11.4 million of cash dividends were paid compared to $2.1 million and $2.2 million during 2008 and 2007, respectively. Additionally, $8.7 million of shares were repurchased during 2008.

CREDIT FACILITY

We have a $100.0 million revolving credit facility in place, which matures in June 2010 and supplements our operating cash flow in funding our working capital, capital expenditure and general corporate requirements. No borrowings were outstanding on the credit facility as of October 3, 2009 and September 27, 2008 and outstanding letters of credit totaled $1.1 million and $1.2 million, respectively. As of October 3, 2009, $38.7 million of borrowing capacity was available on the credit facility (see Note 5 to the consolidated financial statements). During the year ended October 3, 2009, ordinary course borrowings on our revolving credit facility were as high as $10.0 million.

We believe that, in the absence of significant unanticipated cash demands, cash and cash equivalents, and net cash generated by operating activities will be sufficient to satisfy our expected requirements for working capital, capital expenditures, dividends and share repurchases, if any. We can also access the amounts available under our revolving credit facility, which we expect to either extend or replace prior to the June 2010 maturity date. In the event that we elected not to extend or replace the existing revolving credit facility or if we were unable to do so, we believe that cash and cash equivalents, and net cash generated by operating activities will be sufficient to meet our expected funding requirements. However, further deterioration in general economic conditions could result in additional reductions in demand from our customers, which would likely reduce our operating cash flows. Under such circumstances, we may need to curtail capital and operating expenditures, delay or restrict share repurchases, cease dividend payments and/or realign our working capital requirements.

Should we determine, at any time, that we require additional short-term liquidity, we would evaluate the alternative sources of financing that are potentially available to provide such funding. There can be no assurance that any such financing, if pursued, would be obtained, or if obtained, would be adequate or on terms acceptable to us. However, we believe that our strong balance sheet and capital structure as of October 3, 2009 positions us to meet our anticipated liquidity requirements for the foreseeable future. Our liquidity position is further supported by the borrowing capacity available to us under our existing credit facility.

IMPACT OF INFLATION

We are subject to inflationary risks arising from fluctuations in the market prices for our primary raw material, hot-rolled steel wire rod, and, to a much lesser extent, freight, energy and other consumables that are used in our manufacturing processes. We have generally been able to adjust our selling prices to pass through increases in these costs or offset them through various cost reduction and productivity improvement initiatives. However, our ability to raise our selling prices depends on market conditions and competitive dynamics, and there may be periods during which we are unable to fully recover increases in our costs. During 2009, selling prices for our products declined dramatically in response to softening demand and the inventory destocking measures pursued by our customers, which negatively impacted our financial results as we consumed higher cost inventory that was purchased prior to the collapse in steel prices. In contrast, during 2008, we implemented price increases in response to the unprecedented escalation in wire rod costs, which materially increased our net sales and earnings as we consumed lower cost inventory. During 2007, inflation did not have a material impact on our sales or earnings.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons, as defined by Item 303(a)(4) of Regulation S-K of the SEC, that have or are reasonably likely to have a material current or future impact on our financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.

CONTRACTUAL OBLIGATIONS

Our contractual obligations and commitments at October 3, 2009 are as follows:

		Payments Due by Period			
(In thousands)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Contractual obligations:					
Raw material purchase commitments(1)	$28,389	$28,389	$ —	$ —	$ —
Supplemental employee retirement plan obligations	19,260	155	487	487	18,131
Pension benefit obligations	7,391	399	494	469	6,029
Operating leases	1,595	615	508	69	403
Trade letters of credit	1,118	1,118	—	—	—
Other unconditional purchase obligations(2)	298	298	—	—	—
Commitment fee on unused portion of credit facility	197	197	—	—	—
Total	$58,248	$31,171	$1,489	$1,025	$24,563

(1) Non-cancelable fixed price purchase commitments for raw materials.
(2) Contractual commitments for capital expenditures.

OUTLOOK

Our visibility for business conditions in 2010 is clouded by the continued uncertainty regarding future global economic conditions, the availability of financing in the credit markets and the timing and magnitude of the impact of the federal infrastructure-related funding provided for under the American Recovery and Reinvestment Act ("ARRA") as well as the next federal highway funding authorization. Although we expect nonresidential construction, our primary demand driver, to decrease from the levels of recent years, particularly for commercial projects which have been the most severely impacted by the economic downturn, the additional infrastructure funding provided for under ARRA should serve to at least partially mitigate this decline. We anticipate that residential construction will remain weak, but gradually improve over the course of the year, favorably impacting shipments to customers that have greater exposure to the housing sector.

Following an extended downward trend that began in September 2008, prices for our primary raw material, hot-rolled steel wire rod, appear to have leveled out in recent months, although their future direction remains highly uncertain. The recent closures of two U.S. rod mills that represented over 20% of total domestic capacity has the potential to drive prices higher, although the impact is likely to be minimized to the extent that demand for wire rod remains at depressed levels.

In response to the challenges facing us, we will continue to focus on the operational fundamentals of our business: closely managing and controlling our expenses; aligning our production schedules with demand in a proactive manner as there are changes in market conditions to minimize our cash operating costs; and pursuing further improvements in the productivity and effectiveness of all of our manufacturing, selling and administrative activities. We also expect gradually increasing contributions from the substantial investments we have made in our facilities in recent years in the form of reduced operating costs and additional capacity to support future growth when market conditions improve (see "Forward-Looking Statements"). In addition to these organic growth and cost reduction initiatives, we are continually evaluating potential acquisitions in our existing businesses that further our penetration in current markets served or expand our geographic reach.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash flows and earnings are subject to fluctuations resulting from changes in commodity prices, interest rates and foreign exchange rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as necessary.

Commodity Prices

We are subject to significant fluctuations in the cost and availability of our primary raw material, hot-rolled carbon steel wire rod, which we purchase from both domestic and foreign suppliers. We negotiate quantities and pricing for both domestic and foreign steel wire rod purchases for varying periods (most recently monthly for domestic suppliers), depending upon market conditions, to manage our exposure to price fluctuations and to ensure adequate availability of material consistent with our requirements. We do not use derivative commodity instruments to hedge our exposure to changes in prices as such instruments are not currently available for steel wire rod. Our ability to acquire steel wire rod from foreign sources on favorable terms is impacted by fluctuations in foreign currency exchange rates, foreign taxes, duties, tariffs and other trade actions. Although changes in wire rod costs and our selling prices may be correlated over extended periods of time, depending upon market conditions and competitive dynamics, there may be periods during which we are unable to fully recover increased rod costs through higher selling prices, which would reduce our gross profit and cash flow from operations. Additionally, should wire rod costs decline, our financial results may be negatively impacted if the selling prices for our products decrease to an even greater degree and to the extent that we are consuming higher cost material from inventory. Based on our 2009 shipments and average rod cost reflected in cost of sales, a 10% increase in the price of steel wire rod would have resulted in a $19.1 million decrease in our annual pre-tax earnings (assuming there was not a corresponding change in our selling prices).

Interest Rates

Although we were debt-free as of October 3, 2009, future borrowings under our senior secured credit facility are sensitive to changes in interest rates.

Foreign Exchange Exposure

We have not typically hedged foreign currency exposures related to transactions denominated in currencies other than U.S. dollars and any such transactions historically have not been material. We will occasionally hedge firm commitments for equipment purchases that are denominated in foreign currencies. The decision to hedge any such transactions is made by us on a case-by-case basis. There were no forward contracts outstanding as of October 3, 2009. During fiscal 2009, a 10% increase or decrease in the value of the U.S. dollar relative to foreign currencies to which we are typically exposed would not have had a material impact on our financial position, results of operations or cash flows.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes: (1) maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets; (2) providing reasonable assurance that transactions are recorded as necessary for preparation of financial statements, and that receipts and expenditures are made in accordance with authorizations of management and directors; and (3) providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that our internal control over financial reporting was effective as of October 3, 2009.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of October 3, 2009 which is on page 24.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders
Insteel Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Insteel Industries, Inc. and subsidiaries (a North Carolina corporation) as of October 3, 2009 and September 27, 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended October 3, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insteel Industries, Inc. and subsidiaries as of October 3, 2009 and September 27, 2008, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 2009 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company adopted certain provisions of ASC Topic 740, "Income Taxes" (previously reported as Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes") at the beginning of 2008. In addition, as discussed in Note 9, the Company adopted certain provisions of ASC Topic 715, Compensation—Retirement Benefits (previously reported as Financial Accounting Standards Board Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans") on September 29, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Insteel Industries, Inc. and subsidiaries' internal control over financial reporting as of October 3, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated November 9, 2009 expressed an unqualified opinion.

Grant Thornton LLP

Greensboro, North Carolina
November 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders
Insteel Industries, Inc.:

We have audited Insteel Industries, Inc. and subsidiaries' (a North Carolina corporation) internal control over financial reporting as of October 3, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Insteel Industries, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on Insteel Industries, Inc. and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Insteel Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 3, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Insteel Industries, Inc. and subsidiaries as of October 3, 2009 and September 27, 2008 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended October 3, 2009, and our report dated November 9, 2009, expressed an unqualified opinion on those financial statements and contains an explanatory paragraph relating to the adoption of certain provisions of ASC Topic 740, "Income Taxes" (previously reported as Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes") at the beginning of 2008. In addition, as discussed in Note 9, the Company adopted certain provisions of ASC Topic 715, "Compensation—Retirement Benefits" (previously reported as Financial Accounting Standards Board Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans") on September 29, 2007.

Grant Thornton LLP

Greensboro, North Carolina
November 9, 2009

	Year Ended		
(In thousands, except for per share amounts)	**October 3, 2009**	September 27, 2008	September 29, 2007
Net sales	**$230,236**	$353,862	$297,806
Cost of sales	**219,388**	267,107	241,745
Inventory write-downs	**25,941**	—	—
Gross profit (loss)	**(15,093)**	86,755	56,061
Selling, general and administrative expense	**17,243**	18,623	17,583
Other expense (income), net	**(135)**	85	4
Interest expense	**641**	594	592
Interest income	**(144)**	(721)	(415)
Earnings (loss) from continuing operations before income taxes	**(32,698)**	68,174	38,297
Income taxes	**(11,758)**	24,457	14,013
Earnings (loss) from continuing operations	**(20,940)**	43,717	24,284
Earnings (loss) from discontinued operations net of of income taxes of ($729), $23 and ($77)	**(1,146)**	35	(122)
Net earnings (loss)	**$ (22,086)**	$ 43,752	$ 24,162
Per share amounts:			
Basic:			
Earnings (loss) from continuing operations	**$ (1.20)**	$ 2.49	$ 1.34
Earnings (loss) from discontinued operations	**(0.07)**	—	(0.01)
Net earnings (loss)	**$ (1.27)**	$ 2.49	$ 1.33
Diluted:			
Earnings (loss) from continuing operations	**$ (1.20)**	$ 2.47	$ 1.33
Earnings (loss) from discontinued operations	**(0.07)**	—	(0.01)
Net earnings (loss)	**$ (1.27)**	$ 2.47	$ 1.32
Cash dividends declared	**$ 0.12**	$ 0.62	$ 0.12
Weighted shares outstanding:			
Basic	**17,380**	17,547	18,142
Diluted	**17,380**	17,712	18,314

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for per share amounts)	October 3, 2009	September 27, 2008
Assets:		
Current assets:		
Cash and cash equivalents	$ 35,102	$ 26,493
Accounts receivable, net	21,283	49,581
Inventories	38,542	71,220
Prepaid expenses and other	16,724	3,122
Total current assets	111,651	150,416
Property, plant and equipment, net	64,204	69,105
Other assets	4,382	5,064
Non-current assets of discontinued operations	1,880	3,635
Total assets	$182,117	$228,220
Liabilities and shareholders' equity:		
Current liabilities:		
Accounts payable	$ 23,965	$ 23,581
Accrued expenses	5,215	29,081
Current liabilities of discontinued operations	219	188
Total current liabilities	29,399	52,850
Other liabilities	5,465	5,306
Long-term liabilities of discontinued operations	183	217
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value		
Authorized shares: 1,000		
None issued	—	—
Common stock, $1 stated value		
Authorized shares: 20,000		
Issued and outstanding shares: 2009, 17,525; 2008, 17,507	17,525	17,507
Additional paid-in capital	43,774	41,746
Retained earnings	88,291	112,479
Accumulated other comprehensive loss	(2,520)	(1,885)
Total shareholders' equity	147,070	169,847
Total liabilities and shareholders' equity	$182,117	$228,220

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)[1]	Total Shareholders' Equity
	Shares	Amount				
Balance at September 30, 2006	18,213	$18,213	$46,343	$ 57,882	$ —	$122,438
Comprehensive income:						
Net earnings				24,162		24,162
Recognition of additional pension plan liability[1]					(9)	(9)
Adjustment to adopt certain provisions of ASC Topic 715					(2,110)	(2,110)
Comprehensive income[1]						22,043
Stock options exercised	23	23	139			162
Restricted stock granted	67	67	(67)			—
Restricted stock shares from dividend			12			12
Compensation expense associated with stock-based plans			1,258			1,258
Excess tax benefits from stock-based compensation			122			122
Cash dividends declared				(2,185)		(2,185)
Balance at September 29, 2007	18,303	$18,303	$47,807	$ 79,859	$(2,119)	$143,850
Comprehensive income:						
Net earnings				43,752		43,752
Adjustment to defined benefit plan liability[1]					234	234
Comprehensive income[1]						43,986
Stock options exercised	24	24	96			120
Restricted stock granted	93	93	(93)			—
Compensation expense associated with stock-based plans			1,759			1,759
Adjustment to adopt certain provisions of ASC Topic 740				(256)		(256)
Excess tax benefits from stock-based compensation			31			31
Repurchases of common stock	(906)	(906)	(7,785)			(8,691)
Restricted stock surrendered for withholding taxes payable	(7)	(7)	(69)			(76)
Cash dividends declared				(10,876)		(10,876)
Balance at September 27, 2008	17,507	$17,507	$41,746	$112,479	$(1,885)	$169,847
Comprehensive loss:						
Net loss				(22,086)		(22,086)
Adjustment to defined benefit plan liability[1]					(635)	(635)
Comprehensive loss[1]						(22,721)
Stock options exercised	20	20	46			66
Compensation expense associated with stock-based plans			2,036			2,036
Excess tax deficiencies from stock-based compensation			(32)			(32)
Restricted stock surrendered for withholding taxes payable	(2)	(2)	(22)			(24)
Cash dividends declared				(2,102)		(2,102)
Balance at October 3, 2009	**17,525**	**$17,525**	**$43,774**	**$ 88,291**	**$(2,520)**	**$147,070**

(1) Activity within accumulated other comprehensive income (loss) is reported net of related income taxes: 2007–$1,299, 2008–($143), 2009–$389.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
	Year Ended		
Cash Flows From Operating Activities:			
Net earnings (loss)	$(22,086)	$ 43,752	$ 24,162
Loss (earnings) from discontinued operations	1,146	(35)	122
Earnings (loss) from continuing operations	(20,940)	43,717	24,284
Adjustments to reconcile earnings (loss) from continuing operations to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	7,377	7,271	5,711
Amortization of capitalized financing costs	508	498	498
Stock-based compensation expense	2,036	1,759	1,258
Excess tax deficiencies (benefits) from stock-based compensation	32	(31)	(122)
Inventory write-downs	25,941	—	—
Loss on sale of property, plant and equipment	24	289	301
Deferred income taxes	997	484	2,003
Gain from life insurance proceeds	—	(661)	—
Increase in cash surrender value of life insurance over premiums paid	—	—	(277)
Net changes in assets and liabilities:			
Accounts receivable, net	28,298	(15,063)	3,001
Inventories	6,737	(23,819)	(604)
Accounts payable and accrued expenses	(14,761)	18,699	(17,019)
Other changes	(14,157)	3,665	(1,969)
Total adjustments	43,032	(6,909)	(7,219)
Net cash provided by operating activities—continuing operations	22,092	36,808	17,065
Net cash provided by (used for) operating activities—discontinued operations	30	(59)	(147)
Net cash provided by operating activities	22,122	36,749	16,918
Cash Flows From Investing Activities:			
Capital expenditures	(2,377)	(9,456)	(17,013)
Proceeds from sale of assets held for sale	—	—	590
Proceeds from sale of property, plant and equipment	13	116	—
Proceeds from surrender of life insurance policies	413	170	—
Increase in cash surrender value of life insurance policies	(215)	(190)	(639)
Proceeds from life insurance claims	—	1,111	—
Net cash used for investing activities—continuing operations	(2,166)	(8,249)	(17,062)
Net cash used for investing activities	(2,166)	(8,249)	(17,062)

(continued)

(In thousands)	Year Ended October 3, 2009	September 27, 2008	September 29, 2007
Cash Flows From Financing Activities:			
Proceeds from long-term debt	**22,920**	951	16,999
Principal payments on long-term debt	**(22,920)**	(951)	(16,999)
Cash received from exercise of stock options	**66**	120	162
Excess tax benefits (deficiencies) from stock-based compensation	**(32)**	31	122
Repurchases of common stock	**—**	(8,691)	—
Cash dividends paid	**(11,381)**	(2,141)	(2,176)
Other	**—**	(29)	50
Net cash used for financing activities—continuing operations	**(11,347)**	(10,710)	(1,842)
Net cash used for financing activities	**(11,347)**	(10,710)	(1,842)
Net increase (decrease) in cash and cash equivalents	**8,609**	17,790	(1,986)
Cash and cash equivalents at beginning of period	**26,493**	8,703	10,689
Cash and cash equivalents at end of period	**$ 35,102**	$ 26,493	$ 8,703
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest	**$ 133**	$ 95	$ 93
Income taxes	**11,454**	11,563	16,785
Non-cash financing activity:			
Purchases of property, plant and equipment in accounts payable	**136**	178	937
Issuance of restricted stock	**—**	1,185	1,215
Declaration of cash dividends to be paid	**—**	9,279	544
Restricted stock surrendered for withholding taxes payable	**24**	76	—

See accompanying notes to consolidated financial statements.

(1) DESCRIPTION OF BUSINESS

Insteel Industries, Inc. ("Insteel" or "the Company") is one of the nation's largest manufacturers of steel wire reinforcing products for concrete construction applications. Insteel is the parent holding company for two wholly-owned subsidiaries, Insteel Wire Products Company ("IWP") and Intercontinental Metals Corporation. The Company manufactures and markets PC strand and welded wire reinforcement products, including concrete pipe reinforcement, engineered structural mesh and standard welded wire reinforcement. The Company's products are primarily sold to manufacturers of concrete products and to a lesser extent to distributors and rebar fabricators that are located nationwide as well as in Canada, Mexico, and Central and South America.

In 2006, the Company exited the industrial wire business in order to narrow its strategic and operational focus to concrete reinforcing products (see Note 8 to the consolidated financial statements). The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented.

The Company has evaluated all subsequent events that occurred after the balance sheet date through November 9, 2009, the date its financial statements were issued, and concluded there were no events or transactions occurring during this period that required recognition or disclosure in its financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal year. The Company's fiscal year is the 52 or 53 weeks ending on the Saturday closest to September 30. Fiscal year 2009 was a 53-week fiscal year, and fiscal years 2008 and 2007 were 52-week fiscal years. All references to years relate to fiscal years rather than calendar years.

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. There is no assurance that actual results will not differ from these estimates.

Cash equivalents. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of credit risk. Financial instruments that subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company is exposed to credit risk in the event of default by these institutions and customers to the extent of the amounts recorded on the balance sheet. The Company invests excess cash primarily in money market funds, which are highly liquid securities. The Company's cash is concentrated primarily at one financial institution, which at times exceeds federally insured limits.

The majority of the Company's accounts receivable are due from customers that are located in the United States and the Company generally requires no collateral depending upon the creditworthiness of the account. The Company utilizes credit insurance on certain accounts receivable due from customers located outside of the United States. The Company provides an allowance for doubtful accounts based upon its assessment of the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable when they become uncollectible and payments subsequently received are credited to the allowance for doubtful accounts. There is no disproportionate concentration of credit risk.

Stock-based compensation. The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation—Stock Compensation, which requires stock-based compensation expense to be recognized in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued by using a Monte Carlo valuation model at the grant date. The Monte Carlo valuation model considers a range of assumptions including the expected term, volatility, dividend yield and risk-free interest rate. Excess tax deficiencies (benefits) generated from option exercises during 2009, 2008 and 2007 were $32,000, ($31,000) and ($122,000), respectively.

Revenue recognition. The Company recognizes revenue from product sales in accordance with FASB ASC Topic 605, Revenue Recognition, when the products are shipped and risk of loss and title has passed to the customer. Sales taxes collected from customers are recorded on a net basis and as such, are excluded from revenue.

Shipping and handling costs. The Company includes all of the outbound freight, shipping and handling costs associated with the shipment of products to customers in cost of sales. Any amounts paid by customers to the Company for shipping and handling are recorded in net sales on the consolidated statement of operations.

Inventories. Inventories are valued at the lower of weighted average cost (which approximates computation on a first-in, first-out basis) or market (net realizable value or replacement cost).

Property, plant and equipment. Property, plant and equipment are recorded at cost or otherwise at reduced values to the extent there have been asset impairment write-downs. Expenditures for maintenance and repairs are charged directly to expense when incurred, while major improvements are capitalized. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the following estimated useful lives: machinery and equipment, 3–15 years; buildings, 10–30 years; land improvements, 5–15 years. Depreciation expense was approximately $7.4 million in 2009, $7.3 million in 2008 and $5.7 million in 2007 and reflected in cost of sales and selling, general and administrative expense ("SG&A expense") in the consolidated statement of operations. Capitalized software is amortized over the shorter of the estimated useful life or 5 years and reflected in SG&A expense in the consolidated statement of operations. No interest costs were capitalized in 2009, 2008 or 2007.

Other assets. Other assets consist principally of non-current deferred tax assets, capitalized financing costs, the cash surrender value of life insurance policies and assets held for sale. Capitalized financing costs are amortized using the straight-line method, which approximates the effective interest method over the life of the related credit agreement, and reflected in interest expense in the consolidated statement of operations.

Long-lived assets. Long-lived assets include property, plant and equipment and identifiable intangible assets with definite useful lives. The Company assesses the impairment of long-lived assets whenever events or changes in circumstance indicate that the carrying value may not be fully recoverable. When the Company determines that the carrying value of such assets may not be recoverable, it measures recoverability based on the undiscounted cash flows expected to be generated by the related asset or asset group. If it is determined that an impairment loss has occurred, the loss is recognized during the period incurred and is calculated as the difference between the carrying value and the present value of estimated future net cash flows or comparable market values. The Company recorded a pre-tax impairment loss of $1.8 million during 2009 for the write-down to fair value of an idle manufacturing facility currently classified as held for sale. The impairment loss is included within the results of discontinued operations (see Note 8 to the consolidated financial statements). There were no impairment losses in 2008 or 2007.

Fair value of financial instruments. The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate fair value because of their short maturities.

Income taxes. Income taxes are based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The Company assesses the need to establish a valuation allowance against its deferred tax assets to the extent the Company no longer believes it is more likely than not that the tax assets will be fully utilized. The Company adopted certain provisions of FASB ASC Topic 740, Income Taxes (formerly reported as FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," "FIN No. 48") effective September 30, 2007, the beginning of fiscal year 2008. The cumulative effect of adopting these provisions resulted in a $256,000 increase in tax reserves and a corresponding decrease in the Company's retained earnings balance as of September 30, 2007.

Earnings per share. Basic earnings per share ("EPS") are computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted EPS are computed by dividing net earnings by the weighted average number of common shares and other dilutive equity securities outstanding during the period. Securities that have the effect of increasing EPS are considered to be antidilutive and are not included in the computation of diluted EPS.

(3) RECENT ACCOUNTING PRONOUNCEMENTS

Current Adoptions

In June 2009, FASB issued Accounting Standards Update (ASU) No. 2009-01, the FASB Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("ASU 2009-01"). This update established the Codification as the source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. As the Codification was not intended to change or alter existing GAAP, the adoption of ASU 2009-01 did not have an impact on the Company's consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value ("ASU 2009-05"). This update provides amendments to ASC Topic 820, Fair Value Measurement and Disclosure, for the fair value measurement of liabilities. The purpose of this amendment is to reduce ambiguity in financial reporting when measuring the fair value of liabilities. The adoption of ASU 2009-05 did not have an impact on the Company's consolidated financial statements.

Future Adoptions

In December 2007, the FASB amended certain provisions of ASU Topic 805, Business Combinations (previously reported as Statement of Financial Accounting Standards "SFAS" No. 141R, "Business Combinations"). This amendment requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose all of the information required to evaluate and understand the nature and financial effect of the business combination. This amendment is effective for acquisition dates on or after the beginning of the first annual reporting period beginning after December 15, 2008 and is not expected to have a material effect on the Company's consolidated financial statements to the extent that it does not enter into business combinations subsequent to adoption.

In December 2007, the FASB amended certain provisions of ASU Topic 810, Consolidation (previously reported as SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements"). This amendment establishes accounting and reporting standards for non-controlling interests in subsidiaries and for the deconsolidation of subsidiaries. This amendment clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This amendment is effective for fiscal years beginning after December 15, 2008 and is not expected to have a material effect on the Company's consolidated financial statements to the extent that it does not obtain any minority interests in subsidiaries subsequent to adoption.

In June 2008, the FASB amended certain provisions of ASU Topic 260, Earnings per Share (previously reported as FASB Staff Position "FSP" Emerging Issues Task Force ("EITF") No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities"). This amendment requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This amendment is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years, and requires that all prior period earnings per share data presented (including interim financial statements, summaries of earnings and selected financial data) be adjusted retrospectively to conform to its provisions. The Company is currently evaluating the impact, if any, that the adoption of this amendment will have on its consolidated financial statements.

In December 2008, the FASB amended certain provisions of ASU Topic 715, Compensation—Retirement Benefits (previously reported as FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets"). This amendment requires objective disclosures about postretirement benefit plan assets including investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. This amendment is effective, on a prospective basis, for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact, if any, that the adoption of this amendment will have on its consolidated financial statements.

(4) FAIR VALUE MEASUREMENTS

Effective September 28, 2008, the Company adopted ASC Topic 820, Fair Value Measurements and Disclosures, (previously reported as "SFAS No. 157" as amended by "FSP No. 157-2") for financial assets and liabilities. The Company will adopt the non-financial assets and liabilities provisions in the first quarter of fiscal 2010. ASC Topic 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of October 3, 2009, the Company held assets that are required to be measured at fair value on a recurring basis. The financial assets held by the Company and the fair value hierarchy used to determine their fair values are as follows:

(In thousands)	Total	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)
Current assets:			
Cash equivalents	$35,391	$35,391	$ —
Other assets:			
Cash surrender value of life insurance policies	3,739	—	3,739
Total	$39,130	$35,391	$3,739

Cash equivalents, which include all highly liquid investments with original maturities of three months or less, are classified as Level 1 of the fair value hierarchy. The carrying amount of the Company's cash equivalents, which consist of money market funds, approximates fair value due to the short maturities of these investments. Cash surrender value of life insurance policies are classified as Level 2. The value was determined by the underwriting insurance company's valuation models and represents the guaranteed value the Company would receive upon surrender of these policies as of October 3, 2009.

The carrying amounts of accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term maturities of these financial instruments.

(5) CREDIT FACILITY

The Company has a $100.0 million revolving credit facility in place, which matures in June 2010 and supplements its operating cash flow in funding its working capital, capital expenditures and general corporate requirements. No borrowings were outstanding on the credit facility as of October 3, 2009 and September 27, 2008 and outstanding letters of credit totaled $1.1 million and $1.2 million, respectively. As of October 3, 2009, $38.7 million of borrowing capacity was available on the credit facility.

Advances under the credit facility are limited to the lesser of the revolving credit commitment or a borrowing base amount that is calculated based upon a percentage of eligible receivables and inventories plus, upon the Company's request and subject to certain conditions, a percentage of eligible equipment and real estate. Interest rates on the revolver are based upon (1) a base rate that is established at the higher of the prime rate or 0.50% plus the federal funds rate, or (2) at the election of the Company, a LIBOR rate, plus in either case, an applicable interest rate margin. The applicable interest rate margins are adjusted on a quarterly basis based upon the amount of excess availability on the revolver within the range of 0.00%–0.50% for the base rate and 1.25%–2.00% for the LIBOR rate. In addition, the applicable interest rate margins would be adjusted to the highest percentage indicated for each range upon the occurrence of certain events of default provided for under the credit facility. Based on the Company's excess availability as of October 3, 2009, the applicable interest rate margins were 0.00% for the base rate and 1.25% for the LIBOR rate on the revolver.

The Company's ability to borrow available amounts under the revolving credit facility will be restricted or eliminated in the event of certain covenant breaches, events of default or if the Company is unable to make certain representations and warranties.

Financial Covenants

The terms of the credit facility require the Company to maintain a Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of not less than: (1) 1.10 at the end of each fiscal quarter for the twelve-month period then ended when the amount of excess availability on the revolving credit facility is less than $10.0 million and the applicable borrowing base only includes eligible receivables and inventories; or (2) 1.15 at the end of each fiscal quarter for the twelve-month period then ended when the amount of excess availability on the revolving credit facility is less than $10.0 million and the applicable borrowing base includes eligible receivables, inventories, equipment and real estate. As of October 3, 2009, the Company was in compliance with all of the financial covenants under the credit facility.

Negative Covenants

In addition, the terms of the credit facility restrict the Company's ability to, among other things: engage in certain business combinations or divestitures; make investments in or loans to third parties, unless certain conditions are met with respect to such investments or loans; pay cash dividends or repurchase shares of the Company's stock subject to certain minimum borrowing availability requirements; incur or assume indebtedness; issue securities; enter into certain transactions with affiliates of the Company; or permit liens to encumber the Company's property and assets. As of October 3, 2009, the Company was in compliance with all of the negative covenants under the credit facility.

Events of Default

Under the terms of the credit facility, an event of default will occur with respect to the Company upon the occurrence of, among other things: a default or breach by the Company or any of its subsidiaries under any agreement resulting in the acceleration of amounts due in excess of $500,000 under such agreement; certain payment defaults by the Company or any of its subsidiaries in excess of $500,000; certain events of bankruptcy or insolvency with respect to the Company; an entry of judgment against the Company or any of its subsidiaries for greater than $500,000, which amount is not covered by insurance; or a change of control of the Company.

Amortization of capitalized financing costs associated with the senior secured facility was $508,000 in 2009 and $498,000 in 2008 and 2007, respectively. Accumulated amortization of capitalized financing costs was $3.6 million and $3.1 million as of October 3, 2009 and September 27, 2008, respectively. The Company expects the amortization of capitalized financing costs to approximate the following amounts for the next five fiscal years:

Fiscal year	(In thousands)
2010	$336
2011	—
2012	—
2013	—
2014	—

(6) STOCK-BASED COMPENSATION

Under the Company's equity incentive plans, employees and directors may be granted stock options, restricted stock, restricted stock units and performance awards. As of October 3, 2009 there were 739,000 shares available for future grants under the plans.

Stock option awards. Under the Company's equity incentive plans, employees and directors may be granted options to purchase shares of common stock at the fair market value on the date of the grant. Options granted under these plans generally vest over three years and expire ten years from the date of the grant. Compensation expense and excess tax benefits associated with stock options are as follows:

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Stock options:			
Compensation expense	$937	$898	$ 513
Excess tax deficiencies (benefits)	32	(31)	(122)

The remaining unrecognized compensation cost related to unvested options at October 3, 2009 was $939,000 which is expected to be recognized over a weighted average period of 1.53 years.

The fair value of each option award granted is estimated on the date of grant using a Monte Carlo valuation model. The weighted-average estimated fair values of stock options granted during 2009, 2008 and 2007 were $5.43, $6.00 and $8.69 per share, respectively, based on the following weighted-average assumptions:

	Year Ended		
	October 3, 2009	September 27, 2008	September 29, 2007
Expected term (in years)	4.92	4.03	3.16
Risk-free interest rate	2.64%	2.65%	4.70%
Expected volatility	74.53%	66.62%	65.84%
Expected dividend yield	1.31%	1.01%	0.65%

The assumptions utilized in the Monte Carlo valuation model are evaluated and revised, as necessary, to reflect market conditions and actual historical experience. The risk-free interest rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield was calculated based on the Company's annual dividend as of the option grant date. The expected volatility was derived using a term structure based on historical volatility and the volatility implied by exchange-traded options on the Company's stock. The expected term for options was based on the results of a Monte Carlo simulation model, using the model's estimated fair value as an input to the Black-Scholes-Merton model, and then solving for the expected term.

The following table summarizes stock option activity:

		Exercise Price Per Share		Contractual Term—	
(Share amounts in thousands)	Options Outstanding	Range	Weighted Average	Weighted Average	Aggregate Intrinsic Value (in thousands)
Outstanding at September 30, 2006	282	$ 0.18–$20.26	$ 7.37		
Granted	79	17.11– 20.27	18.54		
Exercised	(23)	4.56– 15.64	7.12		$ 228
Forfeited	(2)	20.26– 20.26	20.26		
Outstanding at September 29, 2007	336	0.18– 20.27	9.95		
Granted	219	11.15– 16.69	12.37		
Exercised	(24)	3.19– 9.12	4.96		148
Outstanding at September 27, 2008	531	0.18– 20.27	11.17		
Granted	171	7.55– 11.60	9.27		
Exercised	(20)	3.28– 3.28	3.28		120
Forfeited	(9)	15.64– 20.27	18.07		
Outstanding at October 3, 2009	**673**	**0.18– 20.27**	**10.83**	**7.43 years**	**1,575**
Vested and anticipated to vest in future at October 3, 2009	**657**		**10.81**	**7.40 years**	**1,554**
Exercisable at October 3, 2009	**331**		**10.38**	**5.85 years**	**1,114**

Restricted stock awards. Under the Company's equity incentive plans, employees and directors may be granted restricted stock awards which are valued based upon the fair market value on the date of the grant. Restricted stock granted under these plans generally vests one to three years from the date of the grant. Restricted stock grants and amortization expense for restricted stock are as follows:

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Restricted stock grants:			
Shares	—	93	67
Market value	$ —	$1,185	$1,215
Amortization expense	756	861	745

The remaining unrecognized compensation cost related to unvested restricted stock awards at October 3, 2009 was $579,000 which is expected to be recognized over a weighted average period of 1.42 years.

For the years ended October 3, 2009 and September 27, 2008, 25,254 and 44,533 shares, respectively, of employee restricted stock awards vested with a fair value of $238,000 and $489,000, respectively. Upon vesting, employees have the option of remitting payment for the minimum tax obligation to the Company or net-share settling such that the Company will withhold shares with a value equivalent to the employees' minimum tax obligation. During 2009 and 2008, a total of 2,497 and 6,870 shares, respectively, were withheld to satisfy employees' minimum tax obligations. No shares vested during 2007.

The following table summarizes restricted stock activity:

(Share amounts in thousands)	Restricted Stock Awards Outstanding	Weighted Average Grant Date Fair Value
Balance, September 30, 2006	103	$12.27
Granted	67	18.18
Released	(28)	12.51
Balance, September 29, 2007	142	15.00
Granted	93	12.77
Released	(70)	11.68
Balance, September 27, 2008	165	15.16
Granted	—	—
Released	(50)	14.40
Balance, October 3, 2009	115	15.50

Restricted stock units. On January 21, 2009, the Executive Compensation Committee of the Board of Directors approved a change in the equity compensation program such that awards of restricted stock units ("RSUs") to employees and directors would be made in lieu of awards of restricted stock. RSUs granted under these plans are valued based upon the fair market value on the date of the grant and provide for a dividend equivalent payment which is included in compensation expense. The vesting period for RSUs is generally one to three years from the date of the grant. RSUs do not have voting rights. RSU grants and amortization expense are as follows:

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Restricted stock unit grants:			
Units	136	—	—
Market value	$1,185	$—	$—
Amortization expense	343	—	—

The remaining unrecognized compensation cost related to unvested RSUs on October 3, 2009 was $801,000 which is expected to be recognized over a weighted average period of 2.13 years.

The following table summarizes RSU activity:

(Unit amounts in thousands)	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value
Balance, September 30, 2006	—	$ —
Granted	—	—
Released	—	—
Balance, September 29, 2007	—	—
Granted	—	—
Released	—	—
Balance, September 27, 2008	—	—
Granted	136	8.71
Released	—	—
Balance, October 3, 2009	136	8.71

(7) INCOME TAXES

The components of the provision for income taxes on continuing operations are as follows:

(Dollars in thousands)	Year Ended October 3, 2009	September 27, 2008	September 29, 2007
Provision for income taxes:			
Current:			
Federal	$(12,708)	$21,720	$10,801
State	(47)	2,253	1,209
	(12,755)	23,973	12,010
Deferred:			
Federal	1,686	440	1,821
State	(689)	44	182
	997	484	2,003
Income taxes	$(11,758)	$24,457	$14,013
Effective income tax rate	36.0%	35.9%	36.6%

The reconciliation between income taxes computed at the federal statutory rate and the provision for income taxes on continuing operations is as follows:

(Dollars in thousands)	Year Ended October 3, 2009		September 27, 2008		September 29, 2007	
Provision for income taxes at federal statutory rate	$(11,444)	35.0%	$23,861	35.0%	$13,403	35.0%
State income taxes, net of federal tax benefit	(479)	1.5	1,886	2.8	904	2.4
Qualified production activities deduction	—	—	(1,322)	(1.9)	(374)	(1.0)
Stock option expense benefit	203	(0.6)	240	0.3	126	0.3
Revisions to estimates based on filing of final tax return	33	(0.1)	293	0.4	(32)	(0.1)
Other, net	(71)	0.2	(501)	(0.7)	(14)	(0.0)
Provision for income taxes	$(11,758)	36.0%	$24,457	35.9%	$14,013	36.6%

The components of deferred tax assets and liabilities are as follows:

(In thousands)	October 3, 2009	September 27, 2008
Deferred tax assets:		
Accrued expenses, asset reserves and state tax credits	$ 3,048	$ 3,524
State net operating loss carryforwards	1,419	602
Goodwill, amortizable for tax purposes	1,690	2,004
Defined benefit plans	1,545	1,156
Stock-based compensation	465	328
Valuation allowance	(602)	(602)
Gross deferred tax assets	7,565	7,012
Deferred tax liabilities:		
Plant and equipment	(5,161)	(4,489)
Other reserves	(361)	(445)
Gross deferred tax liabilities	(5,522)	(4,934)
Net deferred tax asset	$ 2,043	$ 2,078

The Company has recorded the following amounts for deferred taxes on its consolidated balance sheet as of October 3, 2009: a current deferred tax asset (net of valuation allowance) of $1.7 million in prepaid expenses and other, and a non-current deferred tax asset (net of valuation allowance) of $375,000 in other assets. As of September 27, 2008, the Company recorded a current deferred tax asset (net of valuation allowance) of $2.5 million in prepaid expenses and other, and a non-current deferred tax liability (net of valuation allowance) of $435,000 in other liabilities. The Company has $28.4 million of gross state operating loss carryforwards that begin to expire in 2013, but principally expire in 2018–2029.

The realization of the Company's deferred tax assets is entirely dependent upon the Company's ability to generate future taxable income in applicable jurisdictions. GAAP requires that the Company periodically assess the need to establish a valuation allowance against its deferred tax assets to the extent the Company no longer believes it is more likely than not that they will be fully utilized. As of October 3, 2009, the Company had recorded a valuation allowance of $602,000 pertaining to various state NOLs that were not anticipated to be utilized. The valuation allowance established by the Company is subject to periodic review and adjustment based on changes in facts and circumstances and would be reduced should the Company utilize the state net operating loss carryforwards against which an allowance had been provided or determine that such utilization is more likely than not.

The Company adopted certain provisions of ASC Topic 740 (previously reported as "FIN No. 48") effective September 30, 2007. The cumulative effect of adopting these provisions was a $256,000 increase in tax reserves and a corresponding decrease in the Company's retained earnings balance as of September 30, 2007.

As of October 3, 2009, the Company had no unrecognized tax benefits. As of September 27, 2008, the Company had approximately $48,000 of gross unrecognized tax benefits classified as other liabilities on its consolidated balance sheet. The reduction in gross unrecognized tax benefits was due to the lapse of the statute of limitations for outstanding tax issues. We do not anticipate any unrecognized benefits in the next 12 months that would result in a material change in our financial position.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits for 2009 is as follows:

(Dollars in thousands)	
Balance at September 27, 2008	$ 48
Increase in tax positions of prior years	—
Reductions for tax positions of prior years	—
Lapse of statute of limitations	(48)
Balance at October 3, 2009	**$ —**

The Company classifies interest and penalties as part of income tax expense. The Company did not have any accrued interest and penalties related to unrecognized tax benefits as of October 3, 2009 compared to $15,000 as of September 27, 2008. The reduction in accrued interest and penalties is due to the settlement of outstanding tax issues. For the year ended October 3, 2009, the Company recorded $36,000 of expense related to interest and penalties.

The Company files U.S. federal income tax returns as well as state and local income tax returns in various jurisdictions. Federal and various state tax returns filed by the Company subsequent to tax year 2004 remain subject to examination together with certain state tax returns filed by the Company subsequent to tax year 2002. The Company's 2007 tax year is currently under examination by the U.S. Internal Revenue Service.

(8) DISCONTINUED OPERATIONS

In April 2006, the Company decided to exit the industrial wire business with the closure of its Fredericksburg, Virginia facility which manufactured tire bead wire and other industrial wire for commercial and industrial applications. The Company's decision was based on the weakening in the business outlook for the facility and the expected continuation of difficult market conditions and reduced operating levels. Manufacturing activities at the Virginia facility ceased in June 2006 and the Company is currently in the process of liquidating the remaining assets of the business.

The results of operations and related nonrecurring closure costs associated with the industrial wire business have been reported as discontinued operations for all periods presented. Additionally, the assets and liabilities of the discontinued operations have been segregated in the accompanying consolidated balance sheets.

The Company reviews its assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2009, the recessionary conditions in the economy together with the deterioration in the commercial real estate market have significantly reduced the valuation of commercial properties. In recognition of these developments, the Company recorded a pre-tax impairment charge of $1.8 million during the year ended October 3, 2009 to write down the carrying value of the real estate associated with the industrial wire business.

The results of discontinued operations are as follows:

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Earnings (loss) before income taxes	$(1,875)	$ 58	$(199)
Income taxes	729	(23)	77
Net earnings (loss)	$(1,146)	$ 35	$(122)

Assets and liabilities of discontinued operations are as follows:

(In thousands)	October 3, 2009	September 27, 2008
Assets:		
Other assets	$1,880	$3,635
Total assets	$1,880	$3,635
Liabilities:		
Current liabilities:		
Accounts payable	$ 2	$ 1
Accrued expenses	217	187
Total current liabilities	219	188
Other liabilities	183	217
Total liabilities	$ 402	$ 405

As of October 3, 2009 and September 27, 2008 there was approximately $217,000 and $251,000, respectively, of accrued expenses and other liabilities related to ongoing lease obligations and closure-related liabilities incurred as a result of the Company's exit from the industrial wire business.

(9) EMPLOYEE BENEFIT PLANS

On September 29, 2007, the Company adopted the recognition and disclosure provisions of FASB ASC Topic 715, Compensation—Retirement Benefits. ASC Topic 715 requires that an employer recognize the overfunded or underfunded status of a defined benefit postretirement plan on its balance sheet and changes in the funded status through other comprehensive income in the year in which the changes occur. As a result of adopting the recognition and disclosure provisions of ASC Topic 715, the Company recorded a $2.1 million reduction in shareholders' equity, net of tax, as of September 29, 2007. The Company adopted the measurement date provisions of ASC Topic 715 in the current fiscal year. As the Company already measured plan assets and benefit obligations as of its fiscal year-end, the adoption of the measurement date provision of ASC Topic 715 did not have an impact on its consolidated financial statements.

Retirement plans. The Company has one defined benefit pension plan, the Insteel Wire Products Company Retirement Income Plan for Hourly Employees, Wilmington, Delaware ("the Delaware Plan"). The Delaware Plan provides benefits for eligible employees based primarily upon years of service and compensation levels. The Company's funding policy is to contribute amounts at least equal to those required by law. The Company did not make any contributions to the Delaware Plan in 2009 and it does not expect to make any contributions in 2010. The Delaware Plan was frozen effective September 30, 2008 whereby participants will no longer earn additional benefits.

The reconciliation of the projected benefit obligation, plan assets, funded status of the plan and amounts recognized in the Company's consolidated balance sheets for the Delaware Plan is as follows:

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 4,377	$4,435	$4,527
Service cost	—	65	78
Interest cost	250	257	269
Actuarial loss (gain)	150	(171)	203
Distributions	(488)	(209)	(642)
Benefit obligation at end of year	$ 4,289	$4,377	$4,435
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 3,764	$4,421	$4,527
Actual return on plan assets	(223)	(448)	536
Distributions	(488)	(209)	(642)
Fair value of plan assets at end of year	$ 3,053	$3,764	$4,421

(continued)

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Reconciliation of funded status to net amount recognized:			
Funded status	$(1,236)	$ (613)	$ (14)
Net amount recognized	$(1,236)	$ (613)	$ (14)
Amounts recognized in the consolidated balance sheet:			
Accrued benefit liability	$(1,236)	$ (613)	$ (14)
Accumulated other comprehensive loss (net of tax)	1,336	1,091	827
Net amount recognized	$ 100	$ 478	$ 813
Amounts recognized in accumulated other comprehensive loss:			
Unrecognized net loss	$ 2,155	$1,759	$1,333
Unrecognized prior service cost	—	—	1
Net amount recognized	$ 2,155	$1,759	$1,334
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):			
Net loss (gain)	$ 396	$ 426	$ (143)
Amortization of prior service cost	—	(1)	(1)
Total recognized in other comprehensive income (loss)	$ 396	$ 425	$ (144)

Net periodic pension cost for the Delaware Plan includes the following components:

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Service cost	$ —	$ 65	$ 78
Interest cost	250	257	269
Expected return on plan assets	(262)	(325)	(324)
Amortization of prior service cost	—	1	1
Recognized net actuarial loss	113	67	134
Net periodic pension cost	$ 101	$ 65	$ 158

The Company incurred settlement losses of $126,000 and $109,000 during the year ended October 3, 2009 and September 27, 2008, respectively, for lump-sum distributions to plan participants.

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $189,000.

The assumptions used in the valuation of the Delaware Plan are as follows:

	Measurement Date		
	October 3, 2009	September 27, 2008	September 29, 2007
Assumptions at year-end:			
Discount rate	5.50%	7.00%	6.50%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	8.00%	8.00%	8.00%

The projected benefit payments under the Delaware Plan are as follows:

Fiscal year(s)	(In thousands)
2010	$ 399
2011	297
2012	197
2013	268
2014	201
2015–2019	1,474

The Delaware Plan has a long-term target asset mix of 65% equities and 35% fixed income. The ranges for the long-term allocation are: equities 60% to 80%, fixed income 20% to 40% and cash reserves 0% to 10%. The investment strategy for equities emphasizes U.S. large cap equities with the portfolio's performance measured against the S&P 500 index or other applicable indices. The investment strategy for fixed income investments is focused on maintaining an overall portfolio with a minimum credit rating of A-1 as well as a minimum rating of any security at the time of purchase of Baa/BBB by Moody's or Standard & Poor's, if rated. The total fund has an expected return of 8.0% based on the overall policy allocation and historical market returns, compared to the expected long-term rate of return of 8.0% used to develop the Delaware Plan's net periodic pension cost.

Supplemental employee retirement plan. The Company has Retirement Security Agreements (each, a "SERP") with certain of its employees (each, a "Participant"). Under the SERPs, if the Participant remains in continuous service with the Company for a period of at least 30 years, the Company will pay to the Participant a supplemental retirement benefit for the 15-year period following the Participant's retirement equal to 50% of the Participant's highest average annual base salary for five consecutive years in the 10-year period preceding the Participant's retirement. If the Participant retires prior to the later of age 65 or the completion of 30 years of continuous service with the Company, but has completed at least 10 years of continuous service with the Company, the amount of the supplemental retirement benefit will be reduced by 1/360th for each month short of 30 years that the Participant was employed by the Company. In 2005, the Company revised the SERPs to add Participants and increase benefits to existing Participants.

The reconciliation of the projected benefit obligation, plan assets, funded status of the plan and amounts recognized in the Company's consolidated balance sheets for the SERPs is as follows:

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 4,121	$ 4,192	$ 3,868
Service cost	123	155	163
Interest cost	279	266	230
Actuarial loss (gain)	855	(352)	11
Distributions	(160)	(140)	(80)
Benefit obligation at end of year	$ 5,218	$ 4,121	$ 4,192
Change in plan assets:			
Actual employer contributions	$ 160	$ 140	$ 80
Actual distributions	(160)	(140)	(80)
Plan assets at fair value at end of year	$ —	$ —	$ —
Reconciliation of funded status to net amount recognized:			
Funded status	$(5,218)	$(4,121)	$(4,192)
Net amount recognized	$(5,218)	$(4,121)	$(4,192)
Amounts recognized in accumulated other comprehensive loss:			
Unrecognized net loss	$ 1,002	$ 147	$ —
Unrecognized prior service cost	908	1,135	2,083
Net amount recognized	$ 1,910	$ 1,282	$ 2,083
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):			
Net loss (gain)	$ 855	$ (363)	$ 1
Prior service costs	(227)	(438)	(227)
Total recognized in other comprehensive income (loss)	$ 628	$ (801)	$ (226)

Net periodic pension cost for the SERPs includes the following components:

	Year Ended		
(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Service cost	$123	$154	$163
Interest cost	278	266	230
Prior service cost	227	227	227
Recognized net actuarial loss	—	12	10
Net periodic pension cost	$628	$659	$630

The estimated prior service costs that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $33,000.

The assumptions used in the valuation of the SERPs are as follows:

	Measurement Date		
	October 3, 2009	September 27, 2008	September 29, 2007
Assumptions at year-end:			
Discount rate	5.50%	7.00%	6.25%
Rate of increase in compensation levels	3.00%	3.00%	3.00%

The projected benefit payments under the SERPs are as follows:

Fiscal year(s)	(In thousands)
2010	$ 155
2011	244
2012	244
2013	244
2014	244
2015–2019	1,486

As noted above, the SERPs were revised in 2005 to add Participants and increase benefits to certain existing Participants. However, for certain Participants the Company still maintains the benefits of the respective SERPs that were in effect prior to the 2005 changes, which entitles them to fixed cash benefits upon retirement at age 65, payable annually for 15 years. These SERPs are supported by life insurance policies on the Participants purchased and owned by the Company. The cash benefits paid under these SERPs were $76,000 in 2009, $74,000 in 2008 and 2007, respectively. The expense attributable to these SERPs was $12,000 in 2009 and 2008, respectively, and $11,000 in 2007.

Retirement savings plan. In 1996, the Company adopted the Retirement Savings Plan of Insteel Industries, Inc. ("the Plan") to provide retirement benefits and stock ownership for its employees. The Plan is an amendment and restatement of the Company's Employee Stock Ownership Plan ("ESOP"). As allowed under Sections 401(a) and 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary deductions for eligible employees.

In 2009 employees could contribute up to 75% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Code. In 2008 and 2007 employees could contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Plan allows for discretionary contributions to be made by the Company as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants based on their compensation relative to the total compensation of all participants. In 2009, the Company matched employee contributions up to 100% of the first 1% and 50% of the next 5% of eligible compensation that was contributed by employees. In 2008 and 2007, the Company matched employee contributions up to 50% of the first 7% of eligible compensation that was contributed by employees. Company contributions to the Plan were $465,000 in 2009, $407,000 in 2008 and $402,000 in 2007.

Voluntary Employee Beneficiary Associations ("VEBA"). The Company has a VEBA under which both employees and the Company may make contributions to pay for medical costs. Company contributions to the VEBA were $2.9 million in 2009, $1.7 million in 2008 and $2.4 million in 2007. The Company is primarily self-insured for employees' healthcare costs, carrying stop-loss insurance coverage for individual claims in excess of $150,000 per benefit plan year. The Company's self-insurance liabilities are based on the total estimated costs of claims filed and claims incurred but not reported, less amounts paid against such claims. Management reviews current and historical claims data in developing its estimates.

(10) COMMITMENTS AND CONTINGENCIES

Leases and purchase commitments. The Company leases a portion of its equipment under operating leases that expire at various dates through 2012. Under most lease agreements, the Company pays insurance, taxes and maintenance. Rental expense for operating leases was $939,000 in 2009, $977,000 in 2008 and $920,000 in 2007. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 2010, $615,000; 2011, $412,000; 2012, $96,000; 2013, $34,000; 2014 and beyond, $438,000.

As of October 3, 2009, the Company had $28.4 million in non-cancelable fixed price purchase commitments for raw material extending as long as approximately 120 days. In addition, the Company has contractual commitments for the purchase of certain equipment. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements and amounted to $298,000 as of October 3, 2009.

Legal proceedings. On November 19, 2007, Dywidag Systems International, Inc. ("DSI") filed a third-party lawsuit in the Ohio Court of Claims alleging that certain epoxy-coated strand sold by the Company to DSI in 2002, and supplied by DSI to the Ohio Department of Transportation ("ODOT") for a bridge project, was defective. The third-party action seeks recovery of any damages which may be assessed against DSI in the action filed against it by ODOT, which allegedly could be in excess of $8.3 million, plus $2.7 million in damages allegedly incurred by DSI. The Company had previously filed a lawsuit against DSI in the North Carolina Superior Court in Surry County on July 25, 2007 seeking recovery of $1.4 million (plus interest) owed for other products sold by the Company to DSI and a judgment declaring that it had no liability to DSI arising out of the ODOT bridge project. The Company's North Carolina lawsuit was subsequently removed by DSI to the U.S. District Court for the Middle District of North Carolina and on July 28, 2009, the federal district court denied the Company's motion to remand the matter to the Surry County Court. The parties continue to contest the appropriate jurisdiction in which this litigation should proceed. With regard to DSI's third-party action, the Company filed a motion for summary judgment in the Ohio Court of Claims lawsuit on June 25, 2009 and discovery has commenced on a limited basis. The Company intends to vigorously defend the claims asserted against it by DSI in addition to pursuing full recovery of the amounts owed to it by DSI. The Company has concluded that a loss is not yet probable with respect to this matter, and therefore no liability has been recorded. In the event the ultimate resolution of the case is unfavorable, the Company has estimated that the potential loss could range up to $11.0 million.

The Company also is involved in various other lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. The Company does not expect that the ultimate cost to resolve these other matters will have a material adverse effect on its financial position, results of operations or cash flows.

Severance and change of control agreements. The Company has entered into severance agreements with its Chief Executive Officer and Chief Financial Officer that provide certain termination benefits to these executives in the event that an executive's employment with the Company is terminated without cause. The initial term of each agreement is two years and the agreements provide for an automatic renewal of one year unless the Company or the executive provides notice of termination as specified in the agreement. Under the terms of these agreements, in the event of termination without cause, the executives would receive termination benefits equal to one and one-half times the executive's annual base salary in effect on the termination date and the continuation of health and welfare benefits for eighteen months. In addition, all of the executive's stock options and restricted stock would vest immediately and outplacement services would be provided.

The Company has also entered into change in control agreements with key members of management, including its executive officers, which specify the terms of separation in the event that termination of employment followed a change in control of the Company. The initial term of each agreement is two years and the agreements provide for an automatic renewal of one year unless the Company or the executive provides notice of termination as specified in the agreement. The agreements do not provide assurances of continued employment, nor do they specify the terms of an executive's termination should the termination occur in the absence of a change in control. Under the terms of these agreements, in the event of termination within two years of a change of control, the Chief Executive Officer and Chief Financial Officer would receive severance benefits equal to two times base compensation, two times the average bonus for the prior three years and the continuation of health and welfare benefits for two years. The other key members of management, including the Company's other two executive officers, would receive severance benefits equal to one times base compensation, one times the average bonus for the prior three years and the continuation of health and welfare benefits for one year. In addition, all of the executive's stock options and restricted stock would vest immediately and outplacement services would be provided.

(11) EARNINGS PER SHARE

The reconciliation of basic and diluted earnings per share ("EPS") is as follows:

	Year Ended		
(In thousands, except for per share amounts)	October 3, 2009	September 27, 2008	September 29, 2007
Earnings (loss) from continuing operations	$(20,940)	$43,717	$24,284
Earnings (loss) from discontinued operations	(1,146)	35	(122)
Net earnings (loss)	$(22,086)	$43,752	$24,162
Weighted average shares outstanding:			
Weighted average shares outstanding (basic)	17,380	17,547	18,142
Dilutive effect of stock-based compensation	—	165	172
Weighted average shares outstanding (diluted)	17,380	17,712	18,314
Per share (basic):			
Earnings (loss) from continuing operations	$ (1.20)	$ 2.49	$ 1.34
Earnings (loss) from discontinued operations	(0.07)	—	(0.01)
Net earnings (loss)	$ (1.27)	$ 2.49	$ 1.33
Per share (diluted):			
Earnings (loss) from continuing operations	$ (1.20)	$ 2.47	$ 1.33
Earnings (loss) from discontinued operations	(0.07)	—	(0.01)
Net earnings (loss)	$ (1.27)	$ 2.47	$ 1.32

Options and restricted stock awards representing 668,000 shares in 2009, 180,000 shares in 2008 and 67,000 shares in 2007 were antidilutive and were not included in the diluted EPS computation. Options and restricted stock awards representing 130,000 shares were not included in the diluted EPS calculation in 2009 due to the net loss that was incurred.

(12) BUSINESS SEGMENT INFORMATION

Following the Company's exit from the industrial wire business (see Note 8 to the consolidated financial statements), the Company's operations are entirely focused on the manufacture and marketing of concrete reinforcing products for the concrete construction industry. The Company's concrete reinforcing products consist of welded wire reinforcement and PC Strand. Based on the criteria specified in FASB ASC Topic 280, Segment Reporting, the Company has one reportable segment. The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented.

The Company's net sales and long-lived assets for continuing operations by geographic region are as follows:

(In thousands)	Year Ended October 3, 2009	September 27, 2008	September 29, 2007
Net sales:			
United States	$225,286	$337,801	$287,202
Foreign	4,950	16,061	10,604
Total	$230,236	$353,862	$297,806
Long-lived assets:			
United States	$ 67,943	$ 73,043	$ 71,514
Foreign	—	—	—
Total	$ 67,943	$ 73,043	$ 71,514

The Company's net sales for continuing operations by product line are as follows:

(In thousands)	Year Ended October 3, 2009	September 27, 2008	September 29, 2007
Net sales:			
Welded wire reinforcement	$122,942	$193,307	$167,896
PC strand	107,294	160,555	129,910
Total	$230,236	$353,862	$297,806

There were no customers that accounted for 10% or more of the Company's net sales in 2009, 2008 or 2007.

(13) RELATED PARTY TRANSACTIONS

Sales to a company affiliated with one of the Company's directors amounted to $585,000 in 2009, $1.0 million in 2008 and $967,000 in 2007. Purchases from another company affiliated with one of the Company's directors amounted to $5,800 in 2008 and $418,000 in 2007. There were no such purchases in 2009.

(14) COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are as follows:

(In thousands)	October 3, 2009	September 27, 2008	September 29, 2007
Adjustment to defined benefit plan liability	$(2,520)	$(1,885)	$(2,119)
Total accumulated other comprehensive loss	$(2,520)	$(1,885)	$(2,119)

(15) OTHER FINANCIAL DATA

Balance sheet information:

(In thousands)	October 3, 2009	September 27, 2008
Accounts receivable, net:		
Accounts receivable	$ 22,340	$ 50,487
Less allowance for doubtful accounts	(1,057)	(906)
Total	$ 21,283	$ 49,581
Inventories:		
Raw materials	$ 17,649	$ 30,793
Work in process	1,780	3,161
Finished goods	19,113	37,266
Total	$ 38,542	$ 71,220
Prepaid expenses and other:		
Income taxes receivable	$ 13,049	$ —
Current deferred tax asset	1,668	2,513
Capitalized financing costs, net	336	—
Other	1,671	609
Total	$ 16,724	$ 3,122
Other assets:		
Cash surrender value of life insurance policies	$ 3,739	$ 3,938
Non-current deferred tax assets	375	—
Capitalized financing costs, net	—	844
Other	268	282
Total	$ 4,382	$ 5,064
Property, plant and equipment, net:		
Land and land improvements	$ 5,571	$ 5,631
Buildings	32,437	31,819
Machinery and equipment	96,411	96,638
Construction in progress	695	2,195
	135,114	136,283
Less accumulated depreciation	(70,910)	(67,178)
Total	$ 64,204	$ 69,105
Accrued expenses:		
Pension plan	$ 1,236	$ 613
Salaries, wages and related expenses	1,228	4,128
Property taxes	1,023	794
Customer rebates	752	840
Worker's compensation	378	673
Sales allowance reserves	236	1,493
Cash dividends	—	9,279
Income taxes	—	10,861
Other	362	400
Total	$ 5,215	$ 29,081
Other liabilities:		
Deferred compensation	$ 5,465	$ 4,476
Deferred income taxes	—	435
Deferred revenues	—	395
Total	$ 5,465	$ 5,306

(16) RIGHTS AGREEMENT

On April 26, 1999, the Company's Board of Directors declared a dividend distribution of one right per share of the Company's outstanding common stock as of May 17, 1999 pursuant to a Rights Agreement, dated as of April 27, 1999. The Rights Agreement also provides that one right will attach to each share of the Company's common stock issued after May 17, 1999. On April 21, 2009, effective April 25, 2009, the Company's Board of Directors amended the Rights Agreement to, among other changes, extend the final expiration date and adjust the purchase price payable upon exercise of a right.

The rights are not currently exercisable but trade with the Company's common stock shares and become exercisable on the distribution date. The distribution date will occur upon the earliest of 10 business days following a public announcement that either a person or group of affiliated or associated persons (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more (after adjustment for certain derivative transactions) of the outstanding shares of common stock (the "stock acquisition date"), or of a tender offer or exchange offer that would, if consummated, result in an acquiring person beneficially owning 20% or more of such outstanding shares of common stock, subject to certain limitations.

Each right will entitle the holder, other than the acquiring person or group, to purchase one two-hundredths of a share (a "Unit") of the Company's Series A Junior Participating Preferred Stock ("Preferred Stock") at a purchase price of $46 per Unit, subject to adjustment as described in the Rights Agreement (the "purchase price"). At the time specified each holder of a right will have the right to receive in lieu of Preferred Stock, upon exercise and payment of the purchase price, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price or, at the discretion of the Board, upon exercise and without payment of the purchase price, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the difference between the purchase price and the value of the consideration which a person exercising the right and paying the purchase price would receive. Rights that are or (under specified circumstances) were, beneficially owned by any acquiring person will be null and void. The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time. At any time after any person becomes an acquiring person, the Company may exchange all or part of the rights for shares of common stock at an exchange ratio of one share per right, as appropriately adjusted to reflect any stock dividend, stock split or similar transaction.

In addition, each rights holder, other than an acquiring person, upon exercise of rights will have the right to receive shares of the common stock of the acquiring corporation having a value equal to two times the purchase price for such holder's rights if the Company engages in a merger or other business combination where it is not the surviving entity or where it is the surviving entity and all or part of the Company's common stock is exchanged for the stock or other securities of the other company, or if 50% or more of the Company's assets or earning power is sold or transferred.

The rights will expire on April 24, 2019, and may be redeemed by the Company at any time prior to the distribution date at a price of $0.005 per right.

(17) PRODUCT WARRANTIES

The Company's products are used in applications which are subject to inherent risks including performance deficiencies, personal injury, property damage, environmental contamination or loss of production. The Company warrants its products to meet certain specifications and actual or claimed deficiencies from these specifications may give rise to claims. The Company does not maintain a reserve for warranties as the historical claims have been immaterial. The Company maintains product liability insurance coverage to minimize its exposure to such risks.

(18) SHARE REPURCHASES

On November 18, 2008, the Company's board of directors approved a new share repurchase authorization to buy back up to $25.0 million of the Company's outstanding common stock in the open market or in privately negotiated transactions (the "New Authorization"). The New Authorization replaces the previous authorization to repurchase up to $25.0 million of the Company's common stock which was to expire on December 5, 2008. Repurchases may be made from time to time in the open market or in privately negotiated transactions subject to market conditions, applicable legal requirements and other factors. The Company is not obligated to acquire any particular amount of common stock and the program may be commenced or suspended at any time at the Company's discretion without prior notice. The New Authorization continues in effect until terminated by the Board of Directors. During the year ended October 3, 2009, the Company repurchased $24,000 or 2,497 shares of its common stock through restricted stock net-share settlements. During the year ended September 27, 2008, the Company repurchased 913,268 shares or $8.7 million of its common stock, which included 6,870 shares or $76,000 through restricted stock net-share settlements.

STOCK PRICE AND DIVIDEND DATA

The common stock of Insteel Industries, Inc. is traded on the NASDAQ Global Select Market under the symbol IIIN. The following table summarizes the quarterly high and low sales prices as reported on the NASDAQ Global Select Market and the cash dividend per share declared for the periods indicated:

	Fiscal 2009			Fiscal 2008		
	High	Low	Cash Dividends	High	Low	Cash Dividends
First Quarter	$14.72	$7.00	$0.03	$16.35	$10.00	$0.03
Second Quarter	12.47	4.76	0.03	12.45	7.36	0.03
Third Quarter	9.26	6.24	0.03	19.14	9.96	0.03
Fourth Quarter	12.58	7.53	0.03	20.17	13.77	0.53

While we intend to pay regular quarterly cash dividends for the foreseeable future, the declaration and payment of future dividends, if any, are discretionary and will be subject to determination by the board of directors each quarter after taking into account various factors, including general business conditions and our financial condition, operating results, cash requirements and expansion plans. See Note 5 of the consolidated financial statements for additional discussion with respect to dividend payments.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended							
(In thousands, except for per share amounts)	October 3, 2009	June 27, 2009	March 28, 2009	December 27, 2008	September 27, 2008	June 28, 2008	March 29, 2008	December 29, 2007
Operating results:								
Net sales	$61,070	$56,963	$ 50,404	$61,799	$106,290	$104,332	$77,260	$65,980
Gross profit (loss)	9,047	1,176	(21,040)	(4,276)	29,463	30,885	15,787	10,620
Earnings (loss) from continuing operations	2,778	(1,737)	(16,382)	(5,599)	15,646	16,948	6,892	4,231
Earnings (loss) from discontinued operations	(1,085)	(12)	(13)	(36)	37	(21)	26	(7)
Net earnings (loss)	1,693	(1,749)	(16,395)	(5,635)	15,683	16,927	6,918	4,224
Per share data:								
Basic:								
Earnings (loss) from continuing operations	0.16	(0.10)	(0.94)	(0.33)	0.90	0.98	0.40	0.23
Earnings (loss) from discontinued operations	(0.06)	—	—	—	—	—	—	—
Net earnings (loss)	0.10	(0.10)	(0.94)	(0.33)	0.90	0.98	0.40	0.23
Diluted:								
Earnings (loss) from continuing operations	0.16	(0.10)	(0.94)	(0.33)	0.89	0.97	0.39	0.23
Earnings (loss) from discontinued operations	(0.06)	—	—	—	—	—	—	—
Net earnings (loss)	0.10	(0.10)	(0.94)	(0.33)	0.89	0.97	0.39	0.23

STOCK PERFORMANCE GRAPH

The following graph compares the total returns (including the reinvestment of dividends) of the Company, the Russell 2000 and the S&P Building Products Index. The graph assumes $100 invested on October 2, 2004 in the Company's stock and September 30, 2004 in each of the indices. Total returns for the indices are calculated on a month-end basis.


$300
250
200
150
100
50
0
Insteel Industries, Inc.
Russell 2000
S&P Building Products
October 2, 2004
October 1, 2005
September 30, 2006
September 29, 2007
September 27, 2008
October 3, 2009

(In dollars)	October 2, 2004	October 1, 2005	September 30, 2006	September 29, 2007	September 27, 2008	October 3, 2009
Insteel Industries, Inc.	100.00	106.13	277.96	216.19	205.94	**173.38**
Russell 2000	100.00	117.95	129.66	145.65	124.56	**112.67**
S&P Building Products	100.00	101.18	92.96	93.64	96.79	**73.70**

SELECTED FINANCIAL DATA—FIVE-YEAR HISTORY

(In thousands, except for per share amounts)	Year Ended				
	(53 weeks) October 3, 2009	(52 weeks) September 27, 2008	(52 weeks) September 29, 2007	(52 weeks) September 30, 2006	(52 weeks) October 1, 2005
Operating Results:					
Net sales	**$230,236**	$353,862	$297,806	$329,507	$309,320
Gross profit (loss)	**(15,093)**	86,755	56,061	70,871	57,898
% of net sales	**(6.6%)**	24.5%	18.8%	21.5%	18.7%
Selling, general and administrative expense	**$ 17,243**	$ 18,623	$ 17,583	$ 16,996	$ 16,175
Interest expense	**641**	594	592	669	3,427
Earnings (loss) from continuing operations	**(20,940)**	43,717	24,284	34,377	24,499
% of net sales	**(9.1%)**	12.4%	8.2%	10.4%	7.9%
Earnings (loss) from discontinued operations	**$ (1,146)**	$ 35	$ (122)	$ (1,337)	$ 546
Net earnings (loss)	**(22,086)**	43,752	24,162	33,040	25,045
Per Share Data:					
Per share (basic):					
Earnings (loss) from continuing operations	**$ (1.20)**	$ 2.49	$ 1.34	$ 1.88	$ 1.31
Earnings (loss) from discontinued operations	**(0.07)**	—	(0.01)	(0.08)	0.03
Net earnings (loss)	**(1.27)**	2.49	1.33	1.80	1.34
Per share (diluted):					
Earnings (loss) from continuing operations	**(1.20)**	2.47	1.33	1.86	1.29
Earnings (loss) from discontinued operations	**(0.07)**	—	(0.01)	(0.07)	0.03
Net earnings (loss)	**(1.27)**	2.47	1.32	1.79	1.32
Cash dividends declared	**0.12**	0.62	0.12	0.12	0.06
Returns:					
Return on total capital[1]	**(13.2%)**	27.9%	18.2%	29.7%	23.9%
Return on shareholders' equity[2]	**(13.2%)**	27.9%	18.2%	31.3%	40.7%
Financial Position:					
Cash and cash equivalents	**$ 35,102**	$ 26,493	$ 8,703	$ 10,689	$ 1,371
Total assets	**182,117**	228,220	173,529	166,596	138,276
Total long-term debt	**—**	—	—	—	11,860
Shareholders' equity	**147,070**	169,847	143,850	122,438	97,036
Cash Flows:					
Net cash provided by operating activities of continuing operations	**$ 22,092**	$ 36,808	$ 17,065	$ 42,650	$ 41,830
Capital expenditures	**2,377**	9,456	17,013	18,959	6,302
Depreciation and amortization	**7,377**	7,271	5,711	4,578	4,139
Repurchases of common stock	**—**	8,691	—	8,529	—
Cash dividends paid	**11,381**	2,141	2,176	2,222	566
Other Data:					
Number of employees at year-end	**438**	523	559	621	655

(1) Earnings from continuing operations/(average total long-term debt + average shareholders' equity).
(2) Earnings from continuing operations/(average shareholders' equity).

Corporate Information

BOARD OF DIRECTORS

Louis E. Hannen[1]
Retired Senior Vice President
Wheat, First Securities, Inc.

Charles B. Newsome[2,3]
Executive Vice President
Johnson Concrete Company

Gary L. Pechota[1,3]
President and Chief Executive Officer
DT-Trak Consulting, Inc.

W. Allen Rogers II[1,3]
Principal
Ewing Capital Partners, LLC

William J. Shields[2]
Retired Chairman and
Chief Executive Officer
Co-Steel, Inc.

C. Richard Vaughn[2,4]
Chairman and Chief Executive Officer
John S. Clark Company, Inc.

Howard O. Woltz, Jr.[4]
Chairman Emeritus
Insteel Industries, Inc.

H.O. Woltz III[4]
Chairman, President and Chief Executive Officer
Insteel Industries, Inc.

(1) Member of the Audit Committee
(2) Member of the Executive Compensation Committee
(3) Member of the Nominating and Governance Committee
(4) Member of the Executive Committee

EXECUTIVE OFFICERS

H.O. Woltz III
Chairman, President and Chief Executive Officer

Michael C. Gazmarian
Vice President, Chief Financial Officer
and Treasurer

James F. Petelle
Vice President—Administration
and Secretary

Richard T. Wagner
Vice President and General Manager—
Concrete Reinforcing Products Business Unit,
Insteel Wire Products Company

SHAREHOLDER INFORMATION

Corporate Headquarters
1373 Boggs Drive
Mount Airy, North Carolina 27030-2148
(336) 786-2141

Independent Registered Public Accounting Firm
Grant Thornton LLP
Greensboro, North Carolina

Annual Meeting
Insteel shareholders are invited to attend our annual meeting, which will be held on Tuesday, February 9, 2010 at 9:00 a.m. ET at the Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina 27030

Common Stock
The common stock of Insteel Industries, Inc. is traded on the NASDAQ Global Select Market under the symbol IIIN. At November 6, 2009, there were 1,076 shareholders of record.

Shareholder Services
For change of name, address, ownership of stock; to replace lost stock certificates; or to consolidate accounts, please contact:

American Stock Transfer &
Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
(866) 627-2704
www.amstock.com

Investor Relations
For information on the Company, additional copies of this report, Form 10-K or other financial information, contact Michael C. Gazmarian, Vice President, Chief Financial Officer and Treasurer, at the Company's headquarters. You may also visit the Investor Information section on the Company's web site at http://investor.insteel.com/.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com Page 8–9 photo Trevor Wrayton, VDOT Public Affairs

INSTEEL INDUSTRIES, INC.

1373 Boggs Drive, Mount Airy, North Carolina 27030-2148
phone (336) 786-2141
www.insteel.com